

Spartan Stores

CONSISTENT PERFORMANCE. PROFITABLE GROWTH.

Spartan Stores, Annual Report 2009

The strength and flexibility of our consumer-centric business strategy provides us with the ability to quickly respond to changing market conditions. This fundamental strategy, coupled with our organizational agility, allows us to effectively adjust marketing and merchandising tactics to enhance our customer value propositions and sustain a healthy performance during this challenging economic cycle. A strong knowledge and understanding of our markets and customer needs, along with superior leadership, an exceptionally talented management team and associates, a focused capital investment program, our financial position, and a strong desire to help our distribution customers succeed provide us with the right ingredients to further strengthen our market position and ensure long-term success.

CONTENTS

Financial Highlights

Spartan Stores, Inc. & Subsidiaries

The results of our discontinued operations are reflected separately in the consolidated financial statements and in the table below. (In thousands except per share data and ratio)

	2009	2008	2007
Net sales	$2,576,738	$2,476,822	$2,206,270
Gross margin	536,113	494,968	431,454
Gross margin percentage	20.8%	20.0%	19.6%
Operating earnings	72,744	61,622	48,666
Operating earnings percentage	2.8%	2.5%	2.2%
Net earnings	38,795	34,306	25,160
Net earnings percent of net sales	1.5%	1.4%	1.1%
Cash from operating activities	80,922	67,777	58,594
Working capital	20,969	20,499	27,213
Debt to capital	0.48	0.43	0.39
Shareholders' equity	234,369	206,646	172,741
Total assets	723,932	610,137	487,499
Return on shareholders' equity	17.6%	18.1%	15.8%
Diluted earnings per share	1.78	1.58	1.18
Shares outstanding	22,213	21,909	21,658

Financial Summary



Net Sales (in thousands)
Operating Earnings (in thousands)
Diluted Net Earnings Per Share
Shareholders' Equity (in thousands)
2009
2008
2007
$2,576,738
$2,476,822
$2,206,270
$72,744
$61,622
$48,666
$1.78
$1.58
$1.18
$234,369
$206,646
$172,741




Spartan
Stores
DISTRIBUTION CENTER
Spartan
taste the difference

We are continually engaged in an effort to reduce costs, improve operational efficiency and maintain a low operating cost structure. Our entire fleet of truck tractors was replaced this year with new more dependable and cost effective models that have lower maintenance costs, improved fuel efficiency, and technically advanced exhaust systems that reduce carbon emissions.

Letter to our Shareholders



We are very pleased to report our third consecutive year of sales and net earnings growth, which is particularly noteworthy in the context of the far reaching economic recession that began in December of 2007. Our financial performance is a stark contrast to the sharp performance decline of virtually every economic sector during the past year. The strength and flexibility of our business strategy, along with our exceptionally talented management team and associates, have allowed us to sustain a healthy performance during this challenging business cycle. Our performance improvement this past year resulted from a combination of organic growth, achieved through our strategic capital investment program and more effective marketing and merchandising programs, and the acquisition of 17 retail grocery stores from VG's Food and Pharmacy.

Strategy & Performance

During the fiscal year, our net earnings grew by 13.1 percent, while the earnings of the S&P 500 index in 2008 declined by 78 percent. We believe that our performance is a testament to the skills of our management team and the well structured, yet flexible consumer-centric business strategy that we adopted in early 2003. This core strategy ensures that we stay keenly focused on the consumer, while giving us the flexibility to adapt to rapidly changing market conditions. As the economic conditions have changed, we have made tactical adjustments to our marketing and merchandising programs that deliver even more tangible value to our customers. Our value oriented private label brands have been a tremendous success this past year, along with our fuel promotions and new generic prescription program. Staying true to our core business strategy, while adjusting tactics to reflect rapidly changing market conditions, helped us achieve another consecutive year of earnings growth.

In the current market setting, there is a renewed focus on the balance sheets of public companies. We are very pleased to continue to maintain a healthy balance sheet and liquidity position. As of March 28, 2009, our debt-to-capital ratio was 0.48 to 1. In addition, we have $100 million available borrowing capacity on our credit facility and, during the year, we generated a strong $80.9 million in cash flow from operations. Our financial strength and borrowing capacity provides us with the resources to continue our growth strategy. We have the financial resources available to continue our successful capital investment program, which includes remodeling select retail stores, investing in technology, constructing new stores and expanding our fuel centers, as well as paying down outstanding borrowings to further strengthen our balance sheet.

Continued on page 4...

Leadership & Management Team

One of the most important events that took place during this busy year was a leadership transition. During a 24 month period, our Board of Directors was intensely engaged in a Chief Executive Officer succession planning process, which involved thoroughly assessing our critical leadership needs and ensuring that the right individual was selected to lead Spartan Stores through its future growth stages. In the end, our board selected Dennis Eidson to succeed me as Chief Executive Officer. Our Company has enjoyed great success during the past six years and has been built into a leading and well respected regional grocery distributor and retailer. During those years, Dennis consistently demonstrated his exceptional leadership talent, strategic insight and business plan execution abilities. He joined Spartan Stores in 2003, has been instrumental in guiding our business strategies, and has been the chief architect behind our very successful marketing, merchandising and category management strategies, which strengthened our market position, led to record profits in fiscal 2009 and resulted in 13 consecutive quarters of double-digit operating earnings growth. Dennis has a profound understanding of the grocery industry and his confident, mentoring leadership style inspires people to perform at their very best level.

Our consistent performance record is directly attributable to the skills, dedication, and competitive spirit of our entire management team and associates. Our management leadership team enjoys a remarkable collaborative spirit that has been cultivated by rapid swings in the business cycle, a fiercely competitive retail environment, and the stability of a six year tenure together. The skills and talents of our management team and associates are the very foundation of our success and provide Spartan Stores with a competitive advantage.

Looking Ahead

As we look forward to what is likely to be a challenging economic period, we will remain steadfast in our focus on a consumer-centric business strategy. Successfully navigating through this challenging period will require accurate evaluation of the changing consumer buying patterns and maintaining the organizational flexibility necessary to develop and quickly implement strategies that are competitively effective, while meeting the changing needs of budget conscious consumers. Although specific marketing and merchandising tactics will vary, the strategic foundation will be grounded in providing everyday good values to consumers, consistently delivering high quality products and services, working diligently to help our distribution customers be more profitable and competitive, and being acutely aware of, and adapting to, evolving conditions in our market place.

We realize that many challenges lie ahead as consumers and businesses manage through a prolonged weak economic cycle. We are certainly not immune from protracted economic weaknesses, but we have the financial resources available to utilize this period to strengthen our competitive market position and customer loyalty. Our near-term business posture will be cautious, but opportunistic due to the uncertain economic outlook. Our Company, however, has the key ingredients that will help sustain our long-term success for many years to come. We possess the right leadership, the necessary core competencies and competitive advantages, and our people who are the very foundation of our long-standing success. I sincerely thank all of our associates, customers, suppliers and shareholders for their ongoing support.

Craig C. Sturken

Craig C. Sturken
Executive Chairman

During the past year, we have focused much attention on integrating our Felpausch retail store acquisition through major store remodels and changing store formats to Family Fare Supermarkets and D&W Fresh Markets. We remain very pleased with our progress and believe that these stores have additional performance potential as we improve more stores and refine marketing and merchandising programs to better reflect consumer preferences in each market.


FAMILY FARE
SUPERMARKETS

Financial Review


Supermarket Comparable Store Sales
2009
2008
2007
2.7%
4.4%
2.0%
Consolidated Net Sales (in thousands)
2009
2008
2007
$2,576,738
$2,476,822
$2,206,270
Consolidated Operating Earnings (in thousands)
2009
2008
2007
$72,744
$61,622
$48,666

We are very pleased to report our third consecutive year of sales and net earnings growth, which is particularly noteworthy in the context of the far reaching economic recession that began in December 2007. During the fiscal year, our net earnings grew by 13 percent, while the earnings of the S&P 500 index in 2008 declined by 78 percent.

Our performance improvement resulted from organic growth, achieved through our strategic capital investment program, effective marketing and merchandising programs, and the acquisition of 17 retail grocery stores from VG's Food and Pharmacy.



Spartan Stores has also achieved growth through strategic acquisitions. During the year, we purchased 17 retail stores with 15 pharmacies from VG's Food and Pharmacy. These stores represent a very strong retail franchise that has been carefully nurtured while serving area customers since 1961. These high quality supermarkets are known for their excellent products and services, particularly for their fresh product offerings, which clearly differentiates them from other competitors.



I am truly honored to be serving in my new role as Chief Executive Officer. Spartan Stores is an exceptional organization with a performance driven culture and a very talented group of people that epitomize the principle of teamwork. We are one of the leading independent grocery retailers in Michigan and are the largest grocery distributor in the state. It has been a remarkable experience participating in our Company's evolution during the past six years, progressing steadily into a stable, consistently performing, and very formidable competitor.

This past year can be characterized as another busy time in which we continued to strengthen our distribution market position and retail store brands through the integration of new distribution customers, our capital investment program and the acquisition of 17 VG's Food and Pharmacy retail stores. In addition, we sharpened our focus on our consumer-centric business strategy and core grocery operations by introducing a stronger consumer value orientation, by divesting our food and drug store Pharm operations, and laying the foundation to improve the operational efficiency of our distribution operation.

FINANCIAL POSITION & CAPITAL INVESTMENTS

We are in an excellent position to prudently invest capital because of our solid and consistent cash flow generation, and we have secured the financial resources that are necessary to continue funding our growth during this challenging economic cycle. These critical, yet targeted, investments are yielding positive near-term sales improvements while laying the foundation to further strengthen our competitive and market share positions once the economic recovery takes place.

Since the inception of our capital investment program in fiscal 2005, we have invested nearly $63 million, remodeling a total of 33 stores, or 33 percent of our current store base. This past fiscal year we remodeled seven stores, completed construction on one new store, and opened three fuel centers.

In addition, we converted five retail stores from the Felpausch banner to the D&W Fresh Market and Family Fare banners. Sales at these remodeled stores continue to perform very well and have made a significant contribution to our overall comparable store sales growth rate, which has averaged 3.0 percent since the beginning of fiscal 2007 and was 2.7 percent this past year. Furthermore, we made technology and equipment investments in our distribution operations to enhance our operational efficiency and keep our distribution business among the best in the industry. Having the resources to invest in our store base and distribution operations during this economic cycle will strengthen our retail store brands, build both retail and distribution customer loyalty and provide us with an excellent competitive position in the years ahead despite any near-term challenges presented by prolonged economic weakness.

Continued on page 8...

Flexible & Effective Retail Strategy

Recognizing that the current economic climate has caused consumers to be more conscientious with their disposable income, we have adjusted our retail programs towards a stronger value orientation. Our multi-tiered private label program offers consumers outstanding product quality and excellent values at various price points and has been a great success for many years. This program has been particularly effective as consumers have traded down to lower cost and higher value products in the current economic environment. We have added more than 1,400 items to our private label program during the past five years. Our success is demonstrated by our Company record setting penetration that exceeds 24 percent in our corporate stores. Our most recent private label success story has been the launching of our Spartan Brand All-Natural fresh chicken. Although results are early, these chicken products appear to be a great success. They are free of hormones and artificial ingredients, minimally processed, and offer consumers an exceptional value. Our distribution customers also benefit by having access to one of the most widely recognized and accepted private label brands in Michigan along with the related support programs. We have a strong desire to help our customers succeed and our private label program has been particularly beneficial during this period of consumer trade downs as a more profitable product line with a sustainable competitive advantage.

Other value oriented programs include deep-discount fuel promotions at select stores and our generic prescription program from which more than 300 generic medications can be purchased for just $4.00 for a 30 day prescription and $10.00 for a 90 day prescription. Our D&W Fresh Market and Family Fare stores were the first supermarkets in West Michigan to offer the low priced generic program and we have expanded the program to include all of our retail locations that have in-store pharmacies.

During the past year, we have focused much attention on integrating our Felpausch retail store acquisition. The integration process has proceeded as planned and included major store remodels, changing certain store formats from Felpausch Food Stores to Family Fare Supermarkets and D&W Fresh Markets, launching new marketing and merchandising programs, increasing our private label products penetration, selling two of the acquired stores to distribution customers and closing a single store. We remain very pleased with our progress and believe that these stores have incremental performance potential as we further improve additional facilities and refine marketing and merchandising programs to better reflect consumer preferences in each market.

In addition to our capital investment program, we have also achieved growth through strategic acquisitions. During the year, we purchased 17 retail stores with 15 pharmacies from VG's Food and Pharmacy. The acquisition provides us with entry into new and more densely populated Michigan markets where we had no retail presence. Overall, these stores are in good physical condition and represent a very strong retail banner that has been carefully nurtured while serving area customers since 1961. These high quality supermarkets are known for their excellent products and services, particularly for their fresh product offerings, which clearly differentiates them from other competitors.

Distribution Efficiency Progress

As a leading grocery distributor, we recognize that service quality and operational efficiency are critical to our success. During the year, we completed a major warehouse re-racking project following an extensive two-year planning process. The result of the project will be a significant increase in our Grand Rapids warehouse capacity and improved operational efficiency. More items than ever are now moving swiftly and smoothly through our warehouse with less labor hours. The product selection areas have been compressed and better organized, which will allow us to reduce the time required to select products and fulfill orders, and make more efficient use of existing warehouse space.
In addition, our entire fleet of trucks was replaced this year with new, more dependable and cost effective models that have lower maintenance costs, improved fuel efficiency, and technically advanced exhaust systems that reduce carbon emissions.

Cost Structure Efficiency

In fiscal 2004, we began working to become a low cost distributor without consequence to the customers, and today, we, along with our customers, are benefiting from our relatively low operating cost structure. We are continually engaged in an effort to reduce costs, improve operational efficiency and maintain a low operating cost structure.

Sustainable Core Strengths

Our core competencies and sustainable competitive advantages will help us maintain a healthy performance through the peaks and valleys of economic cycles. We believe that we are among the best regional retail grocery and distribution operators because of our knowledge and understanding of our customers and markets, our distinct hybrid business model, and our consumer-centric strategy. This knowledge base and business strategy, along with our highly regarded private label program, talented management team and retail and distribution expertise serve as competitive advantages. In addition, our capital investment program, low cost structure, and value-added distribution services provide us with distinct advantages that will help to ensure our longevity and future success.

Our longstanding success is directly attributable to the individual contributions from all of our management team members and associates, and I applaud and sincerely thank everyone for their efforts.

Dennis Eidson

Dennis Eidson
President and Chief Executive Officer

Compound Growth Rate

Consolidated Sales
(In Billions)



CAGR 8.1%
$2.2
$2.5
$2.6
2007
2008
2009

Number of Stores Serviced



2009
2008
2007
342
358
375
Independent
Corporate
100
99
87
442 457 462 Total

During the year, we completed a major warehouse re-racking project. The result of the project is expected to produce a significant increase in our Grand Rapids warehouse capacity and improve operational efficiency. More items are now moving through our warehouse with less labor hours. The product selection areas have been compressed and better organized, which will allow us to reduce the time required to select products and fulfill orders, and make more efficient use of existing warehouse space.



21065

Company Maps

Corporate Stores

- Offices
- D&W – *Acquired 2006*
- Family Fare
- Felpausch – *Acquired 2007*
- Glen's
- VG's – *Acquired 2008*
- Quick Stops, Fuel Centers & Convenience
- ○ Distribution Centers


West Michigan

Distribution

- ★ Distribution Customers
- Corporate Stores
- ○ Distribution Centers


Grand Rapids
Detroit

Value Programs

Recognizing the challenging economic cycle, tightening consumer budgets, and more conscientious discretionary income spending, Spartan Stores launched a number of key and successful value initiatives that resonated well with retail grocery customers, while strengthening their shopping loyalty. The Company is committed to helping customers stretch their dollars by introducing new value programs at the checkout, pharmacy and gasoline pump.


cocktail
juice cocktail
grape juice
apple

Corporate Brands

Spartan Stores continues to realize tremendous benefit from its award winning corporate brand program as consumers seek even greater value. Today, the Spartan brand is one of the best recognized brands in Michigan and the Company's multi-tiered corporate brand portfolio includes more than 3,000 products offering consumers quality, value and choice. This is exemplified by the Company's record setting unit penetration of 24 percent in its retail stores, which outpaces the national average by over 1.5 percent. Spartan Stores continues to create excitement around the brand by introducing over 200 new items this past year alone. The Company's distribution customers enjoy access to this strong assortment of corporate brand products that has been particularly beneficial during this period of consumer trade downs and brings customers tangible value as a more profitable product line with a sustainable competitive advantage.


FAMILY FARE

Gasoline Promotions

Spartan Stores today owns and operates 20 Quick Stop Fuel and Convenience centers that offer customers convenience and value added benefits. The Company plans to build more Quick Stops under additional retail banners in the coming years. During this initial development phase, most of these fuel centers have been strategically located in the West Michigan area to enable the Company to provide sustainable promotional programs to a large geographic area. State of the art technology enables consumers to immediately redeem at the pump any reward received from their grocery purchase. Approximately 30 percent of fuel transactions are tied to the Company's loyalty rewards program.


PHARMACY

Generic Prescriptions

In-store pharmacies are a central component of Spartan's consumer offering. As such, the Company was one of the first conventional supermarket operators in West Michigan to begin a low-cost generic prescription drug program and to introduce innovative healthcare partnerships with area businesses that lower their employee healthcare costs. Under the program, 30-day prescriptions are available for $4 and 90-day prescriptions for just $10 on more than 300 generic medications used to treat common illnesses. The innovative business healthcare partnerships helps to lower employer healthcare costs by focusing on total patient wellness through programs that emphasize preventive healthcare measures that include both nutrition and therapeutic treatments.

Board of Directors



Craig C. Sturken
Executive Chairman



Dennis Eidson
President & Chief Executive Officer



M. Shân Atkins
Managing Director
Chetrum Capital LLC,
a private investment firm



Dr. Frank M. Gambino
Professor of Marketing
Director Food & Consumer Packaged Goods
Marketing Program in the Haworth College of Business
at Western Michigan University



Frederick J. Morganthall, II
President
Harris Teeter, Inc., a subsidiary of Ruddick Corporation,
operating over 180 supermarkets in the southeastern
United States. Ruddick Corporation is traded on NYSE.



Elizabeth A. Nickels
President Herman Miller for Healthcare
Executive Vice President Herman Miller, Inc.,
a global and industry leading office furniture manufacturer.
Traded on NASDAQ.



Timothy J. O'Donovan
Chairman
Wolverine World Wide, Inc., a global footwear design,
manufacturing, and marketing company.
Traded on NYSE.



Kenneth T. Stevens
Senior Advisor
philosophy, inc., a global skincare company.



James F. Wright
Chairman, President & Chief Executive Officer
of Tractor Supply Company, a retail farm and ranch store
chain in the U.S. with more than 800 retail locations.
Traded on NASDAQ.

Corporate Officers

Craig C. Sturken
Executive Chairman

Dennis Eidson
President & Chief Executive Officer

David M. Staples
Executive Vice President
& Chief Financial Officer

Theodore C. Adornato
Executive Vice President
Retail Operations

Derek Jones
Executive Vice President
Wholesale Operations

Alex J. DeYonker
Executive Vice President
General Counsel and Secretary

Alan Hartline
Executive Vice President
Merchandising and Marketing

David deS. Couch
Vice President
Information Technology

Thomas A. VanHall
Vice President Finance


VG's

Our performance improvement this past year resulted from a combination of organic growth, achieved through our strategic capital investment program and more effective marketing and merchandising programs, and the acquisition of 17 retail grocery stores from VG's Food and Pharmacy.

Selected Financial Data

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information was derived from our audited consolidated financial statements as of and for each of the five fiscal years ended March 26, 2005 through March 28, 2009. As noted elsewhere in this Annual Report, for all years presented, Consolidated Statements of Earnings information in this Annual Report has been adjusted for the reclassification of discontinued operations information, unless otherwise noted. See Note 4 to the consolidated financial statements for additional information on discontinued operations. Fiscal 2007 consisted of 53 weeks. All other years presented consisted of 52 weeks.

	Year Ended				
(In thousands, except per share data)	March 28, 2009(D)	March 29, 2008(D)	March 31, 2007(D)	March 25, 2006	March 26, 2005
Statements of Operations Data:					
Net sales	$ 2,576,738	$ 2,476,822	$ 2,206,270	$ 1,872,854	$ 1,861,111
Cost of sales	2,040,625	1,981,854	1,774,816	1,527,736	1,514,118
Gross margin	536,113	494,968	431,454	345,118	346,993
Selling, general and administrative expenses	463,369	433,346	378,324	310,013	311,535
Provision for asset impairments and exit costs(A)	-	-	4,464	985	-
Operating earnings	72,744	61,622	48,666	34,120	35,458
Interest expense	10,998	11,133	12,132	7,138	8,557
Debt extinguishment(B)	-	-	-	-	561
Other, net	(341)	(287)	(647)	(1,317)	(898)
Earnings before income taxes and discontinued operations	62,087	50,776	37,181	28,299	27,238
Income taxes	25,130	18,265	13,013	9,650	8,316
Earnings from continuing operations	36,957	32,511	24,168	18,649	18,922
Earnings (loss) from discontinued operations, net of taxes(C)	1,838	1,795	992	(477)	(96)
Net earnings	$ 38,795	$ 34,306	$ 25,160	$ 18,172	$ 18,826
Basic weighted average shares outstanding	21,516	21,275	20,913	20,796	20,439
Diluted weighted average shares outstanding	21,802	21,668	21,408	21,174	20,743
Basic earnings from continuing operations per share	$ 1.71	$ 1.53	$ 1.15	$ 0.89	$ 0.92
Diluted earnings from continuing operations per share	1.70	1.50	1.13	0.88	0.91
Basic earnings per share	1.80	1.61	1.20	0.87	0.92
Diluted earnings per share	1.78	1.58	1.18	0.86	0.91
Cash dividends declared per share	0.20	0.20	0.20	0.05	-
Balance Sheet Data:					
Total assets	$ 723,932	$ 610,137	$ 487,499	$ 378,597	$ 384,457
Property and equipment, net	234,806	183,185	143,213	115,178	108,879
Working capital	20,969	20,499	27,213	20,736	30,258
Long-term obligations	215,686	143,574	106,341	64,015	91,946
Shareholders' equity	234,369	206,646	172,741	145,417	125,410

(A) See Note 5 to Consolidated Financial Statements.

(B) We recorded non-cash pre-tax charges of $0.6 million during fiscal 2005 for the write-off of unamortized financing fees as a result of refinancing activities.

(C) See Note 4 to Consolidated Financial Statements.

(D) For information regarding the VG's, Felpausch and D&W acquisitions, refer to Note 2 to the Consolidated Financial Statements.

Financial Review

Executive Overview

Spartan Stores is a leading regional grocery distributor and grocery retailer, operating principally in Michigan and Indiana.

We currently operate two reportable business segments: Distribution and Retail. Our Distribution segment provides a full line of grocery, general merchandise, health and beauty care, frozen and perishable items to approximately 350 independently owned grocery stores and our 99 corporate owned stores. Our Retail segment operates 99 retail supermarkets in Michigan under the banners *Glen's Markets, Family Fare Supermarkets, D&W Fresh Markets, Felpausch Food Centers,* and *VG's Food and Pharmacy,* and 20 fuel centers/convenience stores, included at our supermarket locations, under the banners *Glen's Quick Stop, Family Fare Quick Stop, D&W Fresh Markets Quick Stop* and *Felpausch Quick Stop.* Our retail supermarkets have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores.

Our sales and operating performance vary with seasonality. Our first and fourth quarters are typically our lowest sales quarters and therefore operating results are generally lower during these two quarters. Additionally, these two quarters can be affected by the timing of the Easter holiday, which results in a strong sales week. Many northern Michigan stores are dependent on tourism, and therefore, are most affected by seasons and weather patterns, including, but not limited to, the amount and timing of snowfall during the winter months and the range of temperature during the summer months. All quarters are 12 weeks, except for our third quarter, which is 16 weeks and includes the Thanksgiving and Christmas holidays. Fiscal 2007 contained 53 weeks; therefore, the fourth quarter of fiscal 2007 consisted of 13 weeks rather than 12 weeks.

On December 29, 2008, we acquired certain assets and assumed certain liabilities related to *VG's* Food Center, Inc. and *VG's* Pharmacy, Inc. (collectively, "VG's"). The results of operations of the *VG's* acquisition are included in the accompanying consolidated financial statements from the date of acquisition. *VG's* was a privately-held operator of 17 retail grocery stores based in Eastern Michigan. Prior to the acquisition, *VG's* was an independent customer of our Distribution segment. This transaction, following our acquisitions of D&W Food Centers and Felpausch Food Centers, represents another step in the component of our business strategy focused on growing our business through opportunistic acquisitions of other grocery operators that are adjacent to or in markets where we operate today. The *VG's* stores serve communities in key Eastern Michigan markets where we previously had no retail presence. The *VG's* transaction is expected to increase annual retail segment sales by approximately $300 million, but annual consolidated sales are expected to increase by approximately $150 million as *VG's* was an existing distribution customer.

We previously operated 14 deep-discount food and drug stores under the banner *The Pharm*. In fiscal 2009, we completed the closure and sale of prescription files of all *The Pharm* stores, allowing us to concentrate efforts and resources on business opportunities with the best long-term growth potential and focus more on core distribution and conventional supermarket operations. The financial results of *The Pharm* stores have been included in discontinued operations in the accompanying consolidated financial statements for all periods presented.

We have established four key management priorities that focus on the longer-term strategy of the Company, including establishing a well-differentiated market offering for our Distribution and Retail segments, and additional strategies designed to create value for our shareholders, retailers and customers. These priorities are:

- Retail sales growth: Continue with our capital plan focusing on remodels, replacement stores, adjacent acquisitions, expansions and new stores to fill in existing markets, leverage investments in fuel centers and pharmacy operations to drive related supermarket customer traffic and continue to focus on category management initiatives, specifically focusing on fresh offerings.
- Distribution sales growth: Focus on increasing penetration of existing customers, attracting new in-market customers and adjacent-state customers, continue to share "best retail practices" with customers, provide a superior value-added relationship and pursue acquisitions.
- Margin enhancement: Continue to focus on increasing penetration of private label programs, enhancing offerings in our fresh department, lowering the cost of merchandise through vendor partnerships and improving retail shrink.
- Selling, general and administrative expense cost containment: Continue to focus on improving efficiency and general cost containment in all areas to allow us to remain cost competitive in the long-term and help offset recessionary impacts on our business in the short-term.

Financial Review

During fiscal 2009, retail sales growth was fueled by the *VG's* acquisition completed in fiscal 2009 and the *Felpausch* acquisition completed in fiscal 2008 and capital expenditures that were made on major remodels at seven stores, one replacement store and three fuel centers. Late in fiscal 2009 we expanded our $4.00 generic prescription program to include additional stores. In fiscal 2010, we expect to continue to focus on capital investments in our retail segment by completing five store remodels, completing one store relocation into a newly constructed facility, adding one new store late in the year and adding six fuel centers. We will also continue to pursue opportunistic acquisitions.

During fiscal 2009, we continued focusing on product offerings that met or enhanced our individual customers' needs. During fiscal 2010, we will continue our successful model store program where we share the latest product offerings and merchandising programs with our customers.

We introduced over 200 new private label products during fiscal 2009. These products are typically less expensive and produce higher gross margins than national brands and tend to be more desired by consumers in challenging economic times. In fiscal 2010, we plan to expand our Spartan branded fresh product offerings and are targeting 75 SKU's.

During fiscal 2009 we completed a re-racking project in our grocery warehouse that will improve operational efficiency in fiscal 2010. Resetting the Grand Rapids grocery warehouse is the first step in the overall Supply Chain strategic plan to upgrade the efficiency and capacity of all our warehouses with a goal to complete all warehouses within the next three years. We also upgraded our dock scheduling and traffic management systems that enable the automation of manual processes for scheduling and routing of inbound deliveries to all warehouses.

We believe the weak economic cycle is likely to continue for the majority of fiscal 2010 and will influence consumer buying behavior towards a continued value orientation. Given this economic outlook, our near-term position is to be cautious, but opportunistic. We expect to continue making meaningful progress with our capital investment program and the acquisition integration, but we are also expecting additional competition from seven new supercenter openings in several markets where we own retail stores. We expect that these competitive openings will unfavorably impact fiscal 2010 retail comparable sales by approximately 1.7 percent. Moreover, the rate of product cost inflation tempered as we progressed through fiscal 2009, which will lower the inflation sensitive procurement and sales gains that we realized. These lower gains, however, should be partially mitigated by lower LIFO inventory valuation charges in the first three quarters of the fiscal year. Due to these events, retail comparable store sales could be slightly negative and core distribution sales, excluding the effect of the *VG's* sales reclassification, are expected to be comparable to fiscal 2009 levels. To proactively address these trends, we have taken a number of additional steps to reduce operating costs in fiscal 2010 such as, reducing the annual associate target bonus by twenty-five percent, suspending 401(k) matching contributions for all but our non-bonus eligible store associates and department managers, implementing a hiring freeze, and shifting the timing of annual merit pay increases.

We continously evaluate our retail store base in the normal course of business to determine actions needed for store remodels, relocations and closings. We expect the retail sales reductions resulting from our store evaluations plus store carryover activity from fiscal 2009 to be approximately $20.0 million for fiscal 2010. The store opening, remodel, closing and other costs related to these activities will be approximately $5.2 million in fiscal 2010 compared with $4.2 million incurred in fiscal 2009.

As we look forward to what is likely to remain a challenging economic period, we will remain focused on a consumer-centric business strategy. Successfully navigating through this challenging period will require sound execution of the basics in grocery retailing and distribution. The basics include providing everyday good values to consumers, consistently delivering high quality products and services, working to help our distribution customers be more profitable and competitive, and being aware of, and adapting to, evolving conditions in our market place.
We remain confident that we can be successful against this environment with our retail value proposition and value-added distribution services.

Financial Review

Results of Operations

The following table sets forth items from our Consolidated Statements of Earnings as a percentage of net sales and the year-to-year percentage change in dollar amounts:

	Percentage of Net Sales			Percentage Change	
	March 28, 2009	March 29, 2008	March 31, 2007	2009/2008	2008/2007
Net sales	100.0	100.0	100.0	4.0	12.3
Gross margin	20.8	20.0	19.6	8.3	14.7
Selling, general and administrative expenses	18.0	17.5	17.2	6.9	14.5
Provision for asset impairments and exit costs	-	-	0.2	-	*
Operating earnings	2.8	2.5	2.2	18.0	26.6
Other income and expenses	0.4	0.5	0.5	(1.7)	(5.6)
Earnings before income taxes and discontinued operations	2.4	2.0	1.7	22.3	36.6
Income taxes	1.0	0.7	0.6	37.6	40.4
Earnings from continuing operations	1.4	1.3	1.1	13.7	34.5
Earnings from discontinued operations, net of taxes	0.1	0.1	0.0	2.4	80.9
Net earnings	1.5	1.4	1.1	13.1	36.4

* Percentage change is not meaningful

Results of Continuing Operations for the Fiscal Year Ended March 28, 2009 Compared to the Fiscal Year Ended March 29, 2008

Net Sales. Net sales increased $99.9 million, or 4.0%, from $2,476.8 million in fiscal 2008 to $2,576.7 million in fiscal 2009. The sales increase was primarily due to incremental sales from the *Felpausch* and *VG's* retail acquisitions, comparable store sales growth in our supermarkets, new distribution customer business and product cost inflation.

Net sales in our Distribution segment, after intercompany eliminations, decreased $35.7 million, or 2.8%, from $1,284.3 million to $1,248.6 million primarily due to the elimination of sales to *VG's* and *Felpausch* stores of $37.8 million and $20.6 million, respectively, (due to our acquisitions of the stores), lower sales in our marginally profitable pharmacy distribution program of $26.1 million, partially offset by incremental sales of $53.5 million to new distribution customers primarily obtained in fiscal 2008. As a result of the *VG's* acquisition, we expect reported annual Distribution sales to decline approximately $150.0 million compared to pre-acquisition annual sales due to the elimination of intercompany sales.

Net sales in our Retail segment increased $135.6 million, or 11.4%, from $1,192.5 million to $1,328.1 million. The sales increase was primarily due to incremental sales from the recently acquired *VG's* stores of $72.7 million and *Felpausch* retail stores of $43.2 million, supermarket comparable store sales growth of $23.3 million and increases in fuel center sales of $19.4 million, partially offset by lost sales of $23.4 million relating to three stores that were sold in fiscal 2008, one store that was closed early in fiscal 2009 and one store that was sold in the third quarter of fiscal 2009. Total retail comparable store sales increased 3.5 percent in fiscal 2009 principally due to our marketing programs, ongoing capital investment program, including store remodels, and product cost inflation. Excluding sales from fuel centers and Easter holiday sales in the prior year first and fourth quarters, comparable store sales increased 2.7 percent. We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals four weeks), and we include remodeled, expanded and relocated stores in comparable stores.

Gross Margin. Gross margin represents net sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin increased by $41.1 million, or 8.3%, from $495.0 million to $536.1 million. As a percent of net sales, gross margin increased from 20.0% to 20.8%. The gross margin rate improvement was due principally to an increase in the mix of higher margin retail sales as a percentage of consolidated sales and an improvement in distribution segment gross margin. We are anticipating higher overall gross profit margin rates in fiscal 2010 due to a higher mix of retail sales and improving gross profits in our retail segment. Higher private label penetration rates, the implementation of additional merchandising initiatives and improvements in our fuel procurement program will contribute to the expected gross profit margin improvement.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $30.0 million, or 6.9%, from $433.3 million to $463.4 million, and were 18.0% of net sales compared to 17.5% last year. The net increase in SG&A is due primarily to the following:

- Additional operating costs associated with the acquired *VG's* retail stores of $17.8 million, including approximately $0.3 million of training and other start-up related costs.
- Additional operating costs, excluding incremental grand re-opening costs for remodeled stores, associated with the acquired *Felpausch* retail stores of $7.5 million.
- Increases in compensation and benefits, excluding *VG's*, *Felpausch* and fuel centers, of $6.7 million.
- Incremental costs of $1.0 million related to grand re-opening costs for remodeled stores.
- Increased depreciation and amortization, excluding *VG's*, *Felpausch* and fuel centers, of $1.6 million.
- The cost of operating additional fuel centers of $1.4 million.
- Increased utilities costs, excluding *VG's, Felpausch* and fuel centers, of $1.2 million.
- Reduced operating costs related to the sale of four retail stores and closure of one store since the prior year of $6.0 million.
- Reclassification of operating expenses due to replacement of $1.5 million of the Michigan Single Business Tax (MSBT) with a new income tax for the State of Michigan. The MSBT was not considered an income tax and was included in operating expenses.

Given the challenging economic environment previously discussed, we have also taken a number of steps to reduce operating costs in fiscal 2010 such as completing the warehouse re-racking initiative, reducing the annual associate incentive bonus target by twenty-five percent, suspending 401(k) matching contributions for all but our non-bonus eligible store associates and department managers, implementing a hiring freeze, and shifting the timing of annual merit pay increases. Offsetting these cost savings, will be an increase in pension expense of $1.3 million resulting primarily from a decline in the fair value of pension plan assets. We also expect health care costs to trend higher.

Interest Expense. Interest expense decreased $0.1 million, or 1.2%, from $11.1 million to $11.0 million, and was 0.4% of net sales in both years. The decrease in interest expense is due to a decrease in interest rates, partially offset by an increase in average outstanding borrowings of $14.9 million.

On January 2, 2009, we entered into an interest rate swap agreement. The interest rate swap is considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under our senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, we have agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% (1.77% at March 28, 2009) on a notional amount of $45 million. The interest rate swap agreement expires concurrently with its senior secured revolving credit facility on December 24, 2012.

Our fiscal 2010 financial reporting will be modified to comply with FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP No. APB 14-1). In short, this requires that the Company recognize non-cash interest expense on its $110.0 million convertible senior notes. The amount of incremental expense anticipated for fiscal 2010 is approximately $3.4 million, pre-tax. FSP No. APB 14-1 must be applied on a retrospective basis, therefore, upon adoption on March 29, 2009, we expect to retroactively record additional non-cash interest expense of approximately $3.2 million and $2.7 million, pre-tax, for fiscal years 2009 and 2008, respectively.

Income Taxes. The effective tax rate is 40.5% and 36.0% for fiscal 2009 and fiscal 2008, respectively. The difference from the statutory rate is primarily due to State of Michigan income taxes. On January 1, 2008 a new income tax for the State of Michigan became effective which replaced the Michigan Single Business Tax ("MSBT"). The MSBT was not considered an income tax and was included in SG&A expenses. Total Michigan taxes, net of the Federal income tax benefit, were $3.3 million in fiscal 2009 compared to $1.3 million in fiscal 2008. The fiscal 2008 amount is comprised of MSBT expense of $0.8 million and $0.5 million for the new Michigan income tax, both net of the Federal tax benefit. We expect the effective tax rate for fiscal 2010 to increase to approximately 41.2% due to the affects of state income taxes.

Results of Continuing Operations for the Fiscal Year Ended March 29, 2008 Compared to the Fiscal Year Ended March 31, 2007

Net Sales. Net sales increased $270.6 million, or 12.3%, from $2,206.3 million in fiscal 2007 to $2,476.8 million in fiscal 2008. The sales increase was primarily due to incremental sales from the *Felpausch* acquisition, new distribution customer business, higher fuel center sales, comparable store sales growth in our supermarkets, increased sales to existing distribution customers and incremental sales from the acquired PrairieStone pharmacies. The sales increase was partially offset by the absence of an extra week of sales included in the prior year fourth quarter, lost sales associated with the ending of two customer relationships during the prior year, and lost sales from two corporate-owned stores closed near the end of the first quarter of fiscal 2007.

Net sales in our Distribution segment, after intercompany eliminations, increased $46.2 million, or 3.7%, from $1,238.1 million in fiscal 2007 to $1,284.3 million in fiscal 2008 primarily due to the addition of new distribution customers of $159.0 million and an increase in sales to existing customers of $19.5 million primarily as a result of a retail competitor exiting the eastern Michigan market, partially offset by the elimination of sales to *Felpausch* stores of $101.7 million (due to the acquisition), an extra week of sales in fiscal 2007 of $22.9 million and lost sales of $7.7 million as a result of terminated customer relationships in fiscal 2007.

Net sales in our Retail segment increased $224.3 million, or 23.2%, from $968.2 million in fiscal 2007 to $1,192.5 million in fiscal 2008. The sales increase was primarily due to incremental sales from the recently acquired *Felpausch* retail stores of $160.4 million, increases in fuel center sales of $40.4 million, supermarket comparable sales growth of $31.5 million, and incremental sales resulting from the acquisition of the PrairieStone pharmacies of $11.5 million, partially offset by lost sales relating to the previously disclosed closing of two retail stores near the end of the prior year first quarter of $3.1 million and an extra week of sales included in the prior year of $16.4 million. Total retail comparable store sales increased 6.1 percent in fiscal 2008 due to our ongoing capital investment program, including store remodels, the opening of additional fuel centers and the PrairieStone Pharmacy acquisition. Excluding sales from fuel centers, the PrairieStone Pharmacy acquisition and the impact of the extra week of sales in the prior year, comparable store sales increased 3.4 percent. We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals four weeks), and we include remodeled, expanded and relocated stores in comparable stores.

Gross Margin. Gross margin represents net sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin increased by $63.5 million, or 14.7%, from $431.5 million in fiscal 2007 to $495.0 million in fiscal 2008. As a percent of net sales, gross margin increased from 19.6% to 20.0%. The gross margin rate improvement was primarily due to a larger concentration of higher margin retail sales as a percentage of consolidated sales and an improvement in distribution segment gross margin primarily due to the elimination of sales to our *Felpausch* stores, partially offset by an increase in LIFO expense of $2.3 million due to higher product costs, growth in lower margin fuel and pharmacy sales and additional promotional activity during grand re-openings of five remodeled stores and one replacement store which have resulted in increased sales and market share.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $55.0 million, or 14.5%, from $378.3 million in fiscal 2007 to $433.3 million in fiscal 2008, and were 17.5% of net sales in fiscal 2008 compared to 17.2% in fiscal 2007. The net increase in SG&A is due primarily to the following:

- Incremental operating costs associated with the acquired retail stores of $42.0 million, including approximately $0.6 million of training and other start-up related costs, and also including $1.3 million of costs for grand re-openings of five remodeled stores and one relocated store.
- Increases in other compensation and benefits of $6.2 million due to increased sales volume and the absence of a $1.3 million insurance reserve adjustment recorded in fiscal 2007 due to reductions in workers' compensation and health care costs. The reduction in costs was due to improvement in workplace safety programs, implementation of procedures to settle claims quicker, and improvement in claims trends.
- Increased store labor of $2.9 million primarily due to increases in volume, including costs associated with grand re-openings of five remodeled stores and one replacement store.
- The cost of operating additional fuel centers of $2.5 million.
- Increased transportation fuel costs of $1.1 million.
- Increased depreciation and amortization of $0.9 million.

The increased SG&A expenses were partially offset by reduced operating costs due to the closure of two supermarkets near the end of the prior year first quarter of $1.1 million.

Interest Expense. Interest expense decreased $1.0 million, or 8.2%, from $12.1 million in fiscal 2007 to $11.1 million in fiscal 2008, and was 0.4% of net sales in fiscal 2008 compared to 0.5% in fiscal 2007. The decrease in interest expense is primarily due to the amendment of our existing revolving credit facility and the issuance of convertible senior notes, the proceeds of which were used to pay down amounts owed under our revolving credit facility, which has a higher interest rate. The effect of the lower rates was partially offset by an increase in outstanding debt due to the *Felpausch* acquisition. See the Liquidity and Capital Resources section for additional information on the issuance of convertible senior notes. Total average borrowings increased $36.0 million from $122.0 million in fiscal 2007 to $158.0 million in fiscal 2008.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the principal amount of debt that could be paid with the proceeds from the sale of such operations, and is allocated based on the ratio of net assets to be sold or discontinued to the sum of total net assets of the consolidated entity plus consolidated debt other than (a) debt of the discontinued operation that will be assumed by the buyer, (b) debt that is required to be paid as a result of the disposal transaction, and (c) debt that can be directly attributed to other operations. Interest expense of $0.2 million and $0.6 million was allocated to, and is included in, earnings from discontinued operations in the Consolidated Statements of Earnings for fiscal 2008 and fiscal 2007, respectively. Interest expense allocated to discontinued operations decreased in fiscal 2008 due to the decrease in consolidated interest expense and a decrease in the net assets ratio.

Other, net. Other, net decreased $0.3 million, from $0.6 million in fiscal 2007 to $0.3 million in fiscal 2008. Fiscal 2008 includes a gain on the disposal of businesses of $0.1 million. Fiscal 2007 includes a gain on the sale of land and a building facility not used in operations of $0.5 million.

Income Taxes. The effective tax rate was 36.0% and 35.0% for fiscal 2008 and fiscal 2007, respectively. The difference from the statutory rate in fiscal 2008 is primarily due to State of Michigan income taxes. On January 1, 2008 a new income tax for the State of Michigan became effective which replaced the Michigan Single Business Tax ("MSBT"). The MSBT was not considered an income tax and was included in SG&A expenses. MSBT expense, net of Federal income tax benefit, was $0.8 million and $0.7 million for fiscal 2008 and fiscal 2007, respectively.

Discontinued Operations

Certain of our retail and grocery distribution operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the condensed consolidated financial statements for all periods presented, unless otherwise noted.

During the second quarter of fiscal year 2008, Spartan Stores decided to close five *The Pharm* stores and one *Felpausch Xpressmart*. The decision to close the stores was based on a comprehensive evaluation of the stores' performance trends, long-term growth prospects, on-going capital requirements and lease expiration dates. As Spartan Stores will have no continuing interest in the operations of these stores, they have been classified as discontinued operations for all years presented. Prescription lists and pharmacy inventories were sold for $4.7 million, and asset impairment charges of $0.9 million were recognized. The stores were closed early in the third quarter of fiscal 2008.

During the fourth quarter of fiscal year 2008, Spartan Stores approved a plan to close the remaining 14 *The Pharm* stores. In fiscal 2009, we completed the closure and sale of prescription files of all *The Pharm* stores, allowing us to concentrate efforts and resources on business opportunities with the best long-term growth potential and focus more on core distribution and conventional supermarket operations. Cash proceeds of $13.8 million were received. Asset impairment charges and exit costs of $5.6 million were recognized.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, assets held for sale, long-lived assets, income taxes, self-insurance reserves, exit costs, retirement benefits, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these policies with the Audit Committee.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Inventories. Inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $46.8 million and $45.4 million higher at March 28, 2009 and March 29, 2008, respectively. We use the retail inventory method ("RIM") and replacement cost method to determine the cost of our inventory. Under the RIM method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories. The replacement cost method utilizes the most current unit purchase cost to calculate the value of inventories. We evaluate inventory shortages throughout the year based on actual physical counts in our facilities. We record allowances for inventory shortages based on the results of recent physical counts to provide for estimated shortages from the last physical count to the financial statement date.

Vendor Funds. We receive funds from many of the vendors whose products we buy for resale in our corporate-owned stores and to our independent retail customers. Given the highly promotional nature of the retail supermarket industry, vendor allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. The proper recognition and timing of accounting for these items are significant to the reporting of the results of our operations. In accordance with EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Goodwill. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is reviewed for impairment on an annual basis (during the fourth quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Fair values are determined based on the discounted cash flows and comparable market values of each reporting segment. If the fair value of the reporting unit is less than its carrying value, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of each reporting segment to our total market capitalization. Therefore, a significant and sustained decline in our stock price could result in goodwill impairment charges. During times of financial market volatility, significant judgment is given to determine the underlying cause of the decline and whether stock price declines are short-term in nature or indicative of an event or change in circumstances.

Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a 4% long-term assumed growth rate of cash flows for periods after the five-year forecast for the Retail segment and 2.5% for the Distribution segment. The future estimated cash flows were discounted using a rate of 10.4% and 9.7% for the Retail and Distribution segments, respectively. We generally develop these forecasts based on recent sales data for existing operations and other factors. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. We have either met or exceeded assumptions used in prior year's goodwill impairment models. Based on our annual review during fiscal years 2009, 2008 and 2007, no goodwill impairment charge was required to be recorded. No goodwill impairment charge would be required even if the current estimate of future discounted cash flows was 10% lower. Furthermore, no goodwill impairment charge would be required if the discount rate was increased 1%.

Impairment of Long-Lived Assets Other Than Goodwill. Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. No material impairments for long-lived assets to be held and used were determined to exist for fiscal years 2009, 2008 and 2007.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less cost to sell. Fair values are determined by independent appraisals, quotes or expected sales prices developed by internal real estate professionals. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome. If the current estimate of future discounted cash flows was 10% lower an additional impairment reserve of $0.2 million would be required.

Insurance Reserves. We are primarily self-insured for costs related to workers' compensation, general liability and health insurance. We record our self-insurance liabilities based on reported claims experience and an estimate of claims incurred but not yet reported. Workers' compensation and general liability are actuarially determined on a discounted basis. We have purchased stop-loss coverage to limit our exposure to any significant exposure on a per claim basis. Our exposure for workers' compensation and general liability is $0.5 million per claim and for health insurance our exposure is $0.3 million per associate per year.

Any projection of losses concerning workers' compensation, general liability and health insurance is subject to a considerable degree of variability. Among the causes of variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Although our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, such changes could have a material impact on future claim costs and currently recorded liabilities. The impact of many of these variables is difficult to estimate. As of March 28, 2009, a one percentage point decrease in the discount rate, or 100 basis points, would increase our liability less than $0.1 million and a one percentage point increase in the discount rate would decrease our liability by less than $0.1 million.

Exit Costs. We record exit costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably expected to be obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. At March 28, 2009 exit costs of $44.5 million are recorded net of approximately $1.0 million of existing sublease rentals. A 10% increase/decrease in future estimated ancillary costs would increase/decrease the exit costs reserve by approximately $1.9 million. Based upon the current economic environment we do not believe that we will be able to obtain any additional sublease rentals.

The following table provides the activity of exit costs for fiscal years 2009, 2008 and 2007:

(In thousands)	Lease and Ancillary Costs
Balance at March 26, 2006	$ 15,317
Exit costs assumed in acquisition of D&W (see Note 2 to the consolidated financial statements)	19,231
Exit costs assumed in Carter's acquisition (see Note 2 to the consolidated financial statements)	552
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(6,447)
Balance at March 31, 2007	32,703
Exit costs assumed in Felpausch acquisition (see Note 2 to the consolidated financial statements)	11,305
Changes in estimates (see Note 5 to the consolidated financial statements)	(1,868)
Payments, net of interest accretion	(6,013)
Balance at March 29, 2008	36,127
Exit costs related to the disposition of *The Pharm* stores	4,562
Exit costs assumed in VG's acquisition (see Note 2 to the consolidated financial statements)	15,146
Changes in estimates (see Note 5 to the consolidated financial statements)	(4,392)
Payments, net of interest accretion	(6,898)
Balance at March 28, 2009	**$ 44,545**

Pension. Accounting for defined benefit cash balance pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The significant factors affecting our pension costs are the fair value of plan assets and the selection of management's key assumptions, including the expected return on plan assets, rate of compensation increases and discount rate used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. Our discount rate is based on current investment yields on high quality fixed-income investments and projected cash flow obligations. The discount rate used to determine fiscal 2009 pension expense was 7.00%. Expected return on plan assets is based on historical experience of the plan's portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Our target allocation mix is designed to meet our long-term pension requirements. For fiscal 2009, our assumed rate of return was 8.25%. Over the ten-year period ended March 28, 2009, the average actual return was approximately 3.3%. The deteriorating conditions in the global financial markets during 2008 led to a substantial reduction in the 10-year average rate of return on pension assets. We expect that the markets will eventually recover to our assumed long-term rate of return. We maintained our rate of increases in compensation at 4.00%. While we believe the assumptions selected are reasonable, significant differences in our actual experience, plan amendments or significant changes in the fair value of our plan assets may materially affect our pension obligations and our future expense. A 50 basis point increase or decrease in the discount rate would have decreased/increased fiscal 2009 pension expense by less than $0.2 million. A 50 basis point increase or decrease in the expected return on plan assets would have decreased/increased fiscal 2009 pension expense by $0.3 million.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 required that we recognize the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in funded status through comprehensive income as of March 31, 2007. SFAS 158 requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with our fiscal year ending March 28, 2009. We adopted the measurement date provisions of SFAS 158 on March 30, 2008, the first day of fiscal year 2009, and recorded the cumulative effect of adopting these provisions by decreasing shareholders' equity by $0.3 million.

The (unfunded) funded status of our defined benefit plans was $(17.6) million and $0.1 million for 2009 and 2008, respectively. The decrease in the funded balance during fiscal 2009 is a result of actual loss on plan assets of 30.0%, service and interest costs exceeding contributions by $2.5 million, partially offset by an actuarial gain and effects of changes in measurement date of $0.9 million. Plan assets decreased by 31.3% primarily due to market losses on assets and benefit payments, partially offset by company contributions of $3.4 million. Pension expense was $1.3 million and $2.2 million in fiscal 2009 and fiscal 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our consolidated statements of cash flows for fiscal years 2009, 2008 and 2007:

(In thousands)	March 28, 2009	March 29, 2008	March 31, 2007
Net cash provided by operating activities	$ 80,922	$ 67,777	$ 58,594
Net cash used in investing activities	(159,736)	(87,946)	(77,639)
Net cash provided by financing activities	52,554	21,940	20,370
Net cash provided by discontinued operations	12,912	6,033	3,083
Net (decrease) increase in cash and cash equivalents	(13,348)	7,804	4,408
Cash and cash equivalents at beginning of year	19,867	12,063	7,655
Cash and cash equivalents at end of year	$ 6,519	$ 19,867	$ 12,063

Net cash provided by operating activities increased during fiscal 2009 primarily due to increased net earnings, timing of new business in the prior year and collection of new customer advances made in the prior year with delayed payment terms. The increase during fiscal 2008 was primarily due to an increase in net earnings and favorable changes in working capital, partially offset by a pension plan funding contribution.

During fiscal 2009, our Federal income tax net operating loss carryforward was fully utilized. As a result, we paid $3.9 million of Federal income taxes in fiscal 2009, compared to $2.1 million in fiscal 2008 and $0.6 million in Alternative Minimum Tax in fiscal year 2007.

Net cash used in investing activities increased in fiscal 2009 and fiscal 2008 due to acquisitions and increased capital expenditure activity. We paid a total cash purchase price of $103.4 million, $49.1 million and $53.8 million for acquisitions in fiscal years 2009, 2008 and 2007, respectively. Excluding the acquisitions, our Distribution and Retail segments utilized 22% and 78%, respectively, of our capital expenditure dollars for fiscal 2009. Expenditures were used for store remodels and refurbishments, new fuel centers and new equipment and software. Under the terms of our senior secured revolving credit facility, should our available borrowings fall below certain levels, our capital expenditures would be restricted each fiscal year. Our current available borrowings are approximately $80 million above these limits as of March 28, 2009 and we do not expect to fall below these levels. We expect capital expenditures to range from $48 million to $52 million in fiscal 2010, primarily for one new store, one relocated store, store remodels, fuel centers, new equipment and software.

Net cash provided by financing activities includes cash paid and received related to our long-term borrowings, dividends paid, tax benefits of stock compensation and proceeds from the issuance of common stock. The increase in cash from financing activities in fiscal 2009 was primarily due to borrowings on our senior secured revolving credit facility that were used to finance the *VG's* acquisition, partially offset by dividend payments of $4.4 million and other debt repayments. The increase in cash provided from financing activities in fiscal 2008 was due to proceeds from the issuance of $110 million of convertible senior notes that were used to reduce borrowings on the senior secured revolving credit facility, to pay related financing fees and to partially fund the *Felpausch* acquisition, partially offset by dividend payments of $4.4 million and other debt repayments. Although we currently expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors in its discretion. Whether the board of directors continues to declare dividends depends on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities. Our current maturities of long-term debt and capital lease obligations at March 28, 2009 are $3.9 million. Our ability to borrow additional funds is governed by the terms of our credit facilities. We expect that improved cash flows should result in an additional $10 million of availability to reduce debt or apply towards other capital initiatives.

On January 2, 2009, Spartan Stores entered into an interest rate swap agreement. The interest rate swap is considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under Spartan Stores' senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, Spartan Stores has agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% (1.77% at March 28, 2009) on a notional amount of $45 million. The interest rate swap agreement expires concurrently with its senior secured revolving credit facility on December 24, 2012.

Net cash provided by discontinued operations contains the net cash flows of our discontinued operations and consists primarily of the proceeds from the sale of assets and the payment of store exit cost reserves, insurance run-off claims and other liabilities. Included in fiscal years 2009, 2008 and 2007 cash flows from discontinued operations are proceeds on the disposal of assets of $13.8 million, $3.6 million and $3.1 million, respectively. We expect the cash used by our discontinued operations will be approximately $5.0 million to $6.0 million in fiscal 2010.

Our principal sources of liquidity are cash flows generated from operations and our senior secured revolving credit facility. Interest on our convertible senior notes is payable on May 15 and November 15 of each year. The revolving credit facility matures December 2012, and is secured by substantially all of our assets. As of March 28, 2009, our revolving credit facility had outstanding borrowings of $64.9 million, available borrowings of $100.0 million and maximum availability of $110.0 million, which exceeds the minimum excess availability levels, as defined in the credit agreement.

Prior to amending our credit facility in the first quarter of fiscal 2008, we had a $225.0 million senior secured revolving credit facility maturing December 2010. The amended credit facility extended the maturity by two years, and, at our option, we may increase the maximum amount available under the credit facility up to $275.0 million through increased commitments from lenders. Additional borrowing would be subject to existing asset levels. On August 17, 2007, Spartan Stores entered into an agreement to increase the maximum credit available under its existing senior secured credit facility from $225.0 million to $255.0 million.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants are not effective as long as we maintain minimum excess availability levels, as defined in the credit agreement. The credit facility provides for the issuance of letters of credit of which $4.3 million were outstanding and unused as of March 28, 2009. Borrowings under the revolving credit portion of the facility bear interest at the London InterBank Offered Rate ("LIBOR") plus 1.25%, adjusted based upon availability levels, or the prime rate (weighted average interest rate of 3.01% at March 28, 2009 including the effects of the interest rate swap).

Our current ratio increased slightly to 1.13:1.00 at March 28, 2009 from 1.11:1.00 at March 29, 2008 and our investment in working capital was $21.0 million at March 28, 2009 versus $20.5 million at March 29, 2008. Our debt to total capital ratio increased to 0.48:1.00 at March 28, 2009 versus 0.43:1.00 at March 29, 2008, primarily due to obligations assumed related to the *VG's* acquisition.

Our total capital structure includes borrowings under our credit facility, convertible senior notes, various other debt instruments, leases and shareholders' equity. Historically, we have financed our capital needs through a combination of internal and external sources. Management believes that cash generated from operating activities and available borrowings under the credit facility will be sufficient to meet anticipated requirements for working capital, capital expenditures, dividend payments, and debt service obligations for the foreseeable future. However, there can be no assurance that our business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our credit facility.

The table below presents our significant contractual obligations as of March 28, 2009[1]:

(In thousands)	Payment Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 175,585	$ 139	$ 193	$ 65,074	$ 110,179
Estimated interest on long-term debt[2]	25,557	5,676	11,344	8,207	330
Capital leases[3]	44,033	3,793	8,083	7,213	24,944
Interest on capital leases	22,964	3,558	6,164	4,857	8,385
Operating leases[3]	173,940	32,689	53,382	35,581	52,288
Lease and ancillary costs of closed stores, including imputed interest	50,360	9,827	16,959	12,129	11,445
Purchase obligations (merchandise)[4]	742,690	178,187	347,031	203,207	14,265
FIN 48 unrecognized tax liability	812	529	19	58	206
Self-insurance liability	7,783	6,041	1,024	547	171
Total	**$1,243,724**	**$ 240,439**	**$ 444,199**	**$ 336,873**	**$222,213**

(1) Excludes funding of pension and other postretirement benefit obligations, which totaled approximately $3.0 million in fiscal 2009. We are not required to make a contribution in fiscal 2010 to meet minimum funding requirements; however we will assess the prudence of making a voluntary contribution to the plan during the third quarter of fiscal 2010. Historically, such voluntary annual contributions have been between $3 million and $5 million. Also excludes contributions under various multi-employer pension plans, which totaled $7.6 million in fiscal 2009. For additional information, refer to Note 10 to the consolidated financial statements.

(2) Interest payments on long-term debt assume our convertible subordinated notes are repurchased in whole on May 15, 2014 in accordance with the applicable terms. For additional information refer to Note 6 to the consolidated financial statements.

(3) Operating and capital lease obligations do not include common area maintenance, insurance or tax payments for which the Company is also obligated. In fiscal 2009, these charges totaled approximately $10.0 million.

(4) The majority of our purchases involve supply orders to purchase products for resale in the ordinary course of business. These contracts are typically cancelable and therefore no amounts have been included in the table above. Also excluded are contracts that do not contain minimum annual purchase commitments but include other standard contractual considerations that must be fulfilled in order to earn $3.6 million in advanced contract monies that has been received where recognition has been deferred on the Consolidated Balance Sheet. The purchase obligations shown in this table represent the amount of product we are contractually obligated to purchase to earn $8.5 million in advanced contract monies that are receivable under the contracts. At March 28, 2009, $4.3 million in advanced contract monies has been received under these contracts where recognition has been deferred on the Consolidated Balance Sheet. If we do not fulfill these purchase obligations, we would only be obligated to repay the unearned upfront contract monies.

Cash Dividends

We paid a quarterly cash dividend of $0.05 per common share in each quarter of fiscal years 2009, 2008 and 2007. Under our senior revolving credit facility, we are generally permitted to pay dividends in any fiscal year up to an amount such that all cash dividends together with any cash distributions or share repurchases, do not exceed $15.0 million. Although we currently expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors in its discretion. Whether the board of directors continues to declare dividends depends on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities.

Indebtedness and Liabilities of Subsidiaries

On May 30, 2007, the Company sold $110 million aggregate principal amount of 3.375% Convertible Senior Notes due 2027 (the "Notes"). The Notes are general unsecured obligations and rank equally in right of payment with all of the Company's other existing and future obligations that are unsecured and unsubordinated. Because the Notes are unsecured, they are structurally subordinated to our subsidiaries' existing and future indebtedness and other liabilities and any preferred equity issued by our subsidiaries. We rely in part on distributions and advances from our subsidiaries in order to meet our payment obligations under the notes and our other obligations. The Notes are not guaranteed by our subsidiaries. Many of our subsidiaries serve as guarantors with respect to our existing credit facility. Creditors of each of our subsidiaries, including trade creditors, and preferred equity holders, generally have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the Notes. The Notes, therefore, are effectively subordinated to the claims of creditors, including trade creditors, judgment creditors and equity holders of our subsidiaries. In addition, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities and preferred equity of that subsidiary. The Notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to existing and future indebtedness and other liabilities of our subsidiaries (including subsidiary guarantees of our senior credit facility).

The following table shows the indebtedness and other liabilities of our subsidiaries as of March 28, 2009:

Spartan Stores Subsidiaries Only

(In thousands)

	March 28, 2009
Current Liabilities	
Accounts payable	$ 97,237
Accrued payroll and benefits	32,929
Other accrued expenses	20,671
Current portion of exit costs	9,759
Current maturities of long-term debt and capital lease obligations	3,932
Total current liabilities	**164,528**
Long-term Liabilities	
Postretirement benefits	24,696
Other long-term liabilities	20,208
Exit costs	34,786
Long-term debt and capital lease obligations	40,746
Total long-term liabilities	**120,436**
Total Subsidiary Liabilities	**284,964**
Operating Leases	**168,294**
Total Subsidiary Liabilities and Operating Leases	**$ 453,258**

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges was 3.87:1.00 and 3.38:1.00 for fiscal 2009 and fiscal 2008, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax earnings from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issue costs, whether expensed or capitalized.

Off-Balance Sheet Arrangements

We had letters of credit of $4.3 million outstanding and unused at March 28, 2009. The letters of credit are maintained primarily to support payment or deposit obligations. We pay a commission of approximately 2% on the face amount of the letters of credit.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied prospectively. FIN 48 became effective at the beginning of our fiscal year 2008, and the adoption of FIN 48 increased retained earnings by approximately $1.0 million as of the beginning of fiscal year 2008. The adoption of FIN 48 and its effects are more fully described in Note 11 to the consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)" (EITF 06-03). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 was effective at the beginning of our fiscal 2008 first quarter. An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. Amounts collected from members, which under common trade practices are referred to as sales taxes, are and have been recorded on a net basis. We have no intention of modifying this accounting policy; therefore, the adoption of EITF 06-03 did not have any effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 became effective at the beginning of our fiscal year 2009, except as provided in FASB Staff Position (FSP) No. FAS 157-2. The provisions of the Statement are to be applied prospectively, except for limited retrospective application permitted for certain items. The adoption of SFAS 157 did not have a material impact on our financial statements. In February 2007, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the impact, if any, that FSP No. FAS 157-2 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 required that we recognize the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in funded status through comprehensive income as of March 31, 2007. Effective March 31, 2007, we adopted these provisions of SFAS No. 158. The impact of adopting SFAS No. 158 on our financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. Adoption of SFAS No. 158 resulted in an increase of $0.3 million to Shareholders' Equity. SFAS 158 also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with our fiscal year ending March 28, 2009. We adopted the measurement date provisions of SFAS 158 on March 30, 2008, the first day of fiscal year 2009, and recorded the cumulative effect of adopting these provisions by decreasing shareholders' equity by $0.3 million.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141R), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R will become effective at the beginning of our fiscal year 2010, and must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year 2010. The impact of adopting SFAS 141R will be dependent on the future business combinations that we may pursue after its effective date.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," that changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP No. APB 14-1 will require us to recognize non-cash interest expense on our $110 million convertible senior notes based on the market rate for similar debt instruments without the conversion feature. FSP No. ABP 14-1 will be effective at the beginning of fiscal year 2010 and must be applied on a retrospective basis. Upon adoption on March 29, 2009, we expect to retroactively record additional non-cash interest expense of approximately $3.2 million and $2.7 million, pre-tax, for fiscal years 2009 and 2008, respectively. We also expect to retroactively record an increase in shareholders' equity of $17.1 million, net of deferred taxes, and a decrease in long-term debt of $27.6 million.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS 161 is effective beginning March 29, 2009. We do not expect SFAS 161 to have a material impact on the consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1). FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of earnings per share pursuant to the two-class method described in FASB Statement No. 128, "Earnings Per Share." FSP EITF 03-6-1 will be effective at the beginning of fiscal year 2010 and must be applied on a retrospective basis. We expect that basic earnings per share will decrease by $0.05, $0.04 and $0.03 for fiscal years 2009, 2008 and 2007, respectively, and dilutive earnings per share will decrease by $0.04, $0.02 and $0.02 for fiscal years 2009, 2008 and 2007, respectively.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends and expands the disclosure requirements of SFAS No. 132(R) for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 will be effective on March 27, 2010. We do not expect that FSP FAS 132(R)-1 will have a significant impact on the consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to industry related price changes on several commodities, such as dairy, meat and produce that we buy and sell in both our Distribution and Retail segments. These products are purchased for and sold from inventory in the ordinary course of business. We are also exposed to other general commodity price changes such as utilities, insurance and fuel costs.

We are currently exposed to interest rate risk on our outstanding debt. The senior secured revolving credit facility currently bears interest at the LIBOR plus 1.25% or the prime rate (weighted average interest rate of 3.01% at March 28, 2009 including the effects of the interest rate swap) on the revolving credit portion of the facility. The weighted average interest rates on outstanding debt including loan fee amortization for fiscal years 2009, 2008 and 2007 were 5.53%, 6.71% and 9.73%, respectively.

On January 2, 2009, Spartan Stores entered into an interest rate swap agreement. The interest rate swap is considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under our senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, we have agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% (1.77% at March 28, 2009) on a notional amount of $45 million. The interest rate swap agreement expires concurrently with its senior secured revolving credit facility on December 24, 2012. As of March 28, 2009, the net unrealized loss on the interest rate swap agreement was $0.5 million. We do not use financial instruments or derivatives for any trading or other speculative purposes.

At March 28, 2009 and March 29, 2008, the estimated fair value of our long-term debt, including current maturities, was lower than book value by approximately $35.5 million and $23.5 million, respectively. The estimated fair values were based on market quotes for similar instruments.

The following table sets forth the principal cash flows of our debt outstanding and related weighted average interest rates by year of maturity as of March 28, 2009:

(In thousands, except rates)	March 28, 2009		Aggregate Payments by Fiscal Year					
	Fair Value	Total	2010	2011	2012	2013	2014	Thereafter
Fixed rate debt								
Principal payable	$ 119,170	$ 154,678	$ 3,932	$ 4,051	$ 4,225	$ 4,091	$ 3,256	$ 135,123
Average interest rate		4.82%	4.78%	4.70%	4.60%	4.49%	4.38%	8.09%
Variable rate debt								
Principal payable	$ 19,940	$ 19,940	-	-	-	$ 19,940	-	-
Average interest rate		2.28%				2.28%		
Interest rate swap	$ (462)							
Variable to fixed	$ 45,000	$ 45,000				$ 45,000		
Average pay rate		3.33%				3.33%		
Average receive rate		1.77%				1.77%		

Financial Review

Forward-Looking Statements

The matters discussed in this Annual Report include "forward-looking statements" about the plans, strategies, objectives, goals or expectations of Spartan Stores, Inc. (together with its subsidiaries, "Spartan Stores"). These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or management "expects," "anticipates," "plans," "believes," "estimates," "intends," is "optimistic" or "confident" that a particular occurrence or event "will," "may," "could," or "looking ahead;" "should" or "will likely" result or occur or "continue" in the future or is "ensured," that the "outlook," "position," "potential" or "trend" is toward a particular result or occurrence, that a development is an "opportunity," a "priority", "focus" or "strategy" or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies" are inherently forward-looking. Our asset impairment and exit cost provisions are estimates and actual costs may be more or less than these estimates and differences may be material. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report and periodic reports filed with the Securities and Exchange Commission, there are many important factors that could cause actual results to differ materially. Our ability to maintain and strengthen our retail-store performance; assimilate acquired stores; maintain or grow sales; respond successfully to competitors; maintain or increase gross margin; anticipate and successfully respond to openings of competitors; maintain and improve customer and supplier relationships; realize expected benefits of new relationships; realize growth opportunities; expand our customer base; reduce operating costs; sell on favorable terms assets classified as held for sale; generate cash; continue to meet the terms of our debt covenants; continue to pay dividends, and implement the other programs, plans, priorities, strategies, objectives, goals or expectations described in this Annual Report, our other reports, our press releases and our public comments will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors.

Investors are encouraged to read the more complete discussion of "Risk Factors" in Item 1A of our Annual Report on Form 10-K. This discussion is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This discussion is not a complete list of all of the factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. If our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements as representations or assurances that we will achieve our objectives and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information that we obtain after the date of this Annual Report.

Consolidated Balance Sheets

Spartan Stores, Inc. and Subsidiaries
(In thousands)

Assets	March 28, 2009	March 29, 2008
Current assets		
Cash and cash equivalents	$ 6,519	$ 19,867
Accounts receivable, net	51,470	59,885
Inventories, net	113,790	113,078
Prepaid expenses and other current assets	9,579	9,252
Deferred taxes on income	5,201	7,792
Property and equipment held for sale	-	2,404
Total current assets	186,559	212,278
Other assets		
Goodwill	249,303	186,531
Other, net	53,264	28,143
Total other assets	302,567	214,674
Property and equipment		
Land and improvements	16,660	12,393
Buildings and improvements	198,509	169,761
Equipment	291,532	266,424
Total property and equipment	506,701	448,578
Less accumulated depreciation and amortization	271,895	265,393
Property and equipment, net	234,806	183,185
Total assets	$ 723,932	$ 610,137

Consolidated Balance Sheets

Spartan Stores, Inc. and Subsidiaries
(In thousands)

Liabilities and Shareholders' Equity	March 28, 2009	March 29, 2008
Current liabilities		
Accounts payable	$ 97,248	$ 112,899
Accrued payroll and benefits	35,456	35,723
Other accrued expenses	19,195	23,003
Current portion of exit costs	9,759	9,280
Current maturities of long-term debt and capital lease obligations	3,932	10,874
Total current liabilities	165,590	191,779
Long-term liabilities		
Deferred income taxes	27,224	17,730
Postretirement benefits	25,401	8,127
Other long-term liabilities	20,876	15,434
Exit costs	34,786	26,847
Long-term debt and capital lease obligations	215,686	143,574
Total long-term liabilities	323,973	211,712
Commitments and contingencies (Note 8)		
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; 22,213 and 21,909 shares outstanding	137,358	130,718
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	-	-
Accumulated other comprehensive loss	(14,151)	(1,142)
Retained earnings	111,162	77,070
Total shareholders' equity	234,369	206,646
Total liabilities and shareholders' equity	$ 723,932	$ 610,137

See notes to consolidated financial statements.

Consolidated Statements of Earnings

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

	Year Ended		
	March 28, 2009	**March 29, 2008**	**March 31, 2007**
Net sales	$ 2,576,738	$ 2,476,822	$ 2,206,270
Cost of sales	2,040,625	1,981,854	1,774,816
Gross margin	536,113	494,968	431,454
Operating expenses			
Selling, general and administrative	463,369	433,346	378,324
Provision for asset impairments and exit costs	-	-	4,464
Total operating expenses	463,369	433,346	382,788
Operating earnings	72,744	61,622	48,666
Other income and expenses			
Interest expense	10,998	11,133	12,132
Other, net	(341)	(287)	(647)
Total other income and expenses	10,657	10,846	11,485
Earnings before income taxes and discontinued operations	62,087	50,776	37,181
Income taxes	25,130	18,265	13,013
Earnings from continuing operations	36,957	32,511	24,168
Earnings from discontinued operations, net of taxes	1,838	1,795	992
Net earnings	$ 38,795	$ 34,306	$ 25,160
Basic earnings per share:			
Earnings from continuing operations	$ 1.71	$ 1.53	$ 1.15
Earnings from discontinued operations	0.09	0.08	0.05
Net earnings	$ 1.80	$ 1.61	$ 1.20
Diluted earnings per share:			
Earnings from continuing operations	$ 1.70	$ 1.50	$ 1.13
Earnings from discontinued operations	0.08	0.08	0.05
Net earnings	$ 1.78	$ 1.58	$ 1.18
Weighted average shares outstanding:			
Basic	21,516	21,275	20,913
Diluted	21,802	21,668	21,408

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Shares Outstanding	Common Stock	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance – March 26, 2006	21,023	$ 123,256	$ (2,873)	$ (276)	$ 25,310	$ 145,417
Reclassification of deferred stock-based compensation upon adoption of SFAS 123(R)	-	(2,873)	2,873	-	-	-
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	25,160	25,160
Minimum pension liability adjustment, net of taxes of $78	-	-	-	89	-	89
Total comprehensive income	-	-	-	-	-	25,249
Adjustment to initially apply SFAS No. 158, net of taxes of $169	-	-	-	313	-	313
Dividends - $.20 per share	-	-	-	-	(4,302)	(4,302)
Stock-based employee compensation	-	1,918	-	-	-	1,918
Issuances of common stock and related tax benefit on stock option exercises	430	4,110	-	-	-	4,110
Issuances of restricted stock and related income tax benefits	268	415	-	-	-	415
Cancellations of restricted stock	(63)	(379)	-	-	-	(379)
Balance – March 31, 2007	21,658	126,447	-	126	46,168	172,741
Adjustment to initially apply FIN 48	-	-	-	-	967	967
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	34,306	34,306
Pension liability adjustment, net of taxes of $770	-	-	-	(1,268)	-	(1,268)
Total comprehensive income	-	-	-	-	-	33,038
Dividends - $.20 per share	-	-	-	-	(4,371)	(4,371)
Stock-based employee compensation	-	3,018	-	-	-	3,018
Issuances of common stock and related tax benefit on stock option exercises	118	1,573	-	-	-	1,573
Issuances of restricted stock and related income tax benefits	178	783	-	-	-	783
Cancellations of restricted stock	(45)	(1,103)	-	-	-	(1,103)
Balance – March 29, 2008	21,909	130,718	-	(1,142)	77,070	206,646
Effects of changing the pension plans' measurement date pursuant to SFAS No. 158, net of taxes	-	-	-	(55)	(275)	(330)
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	38,795	38,795
Pension liability adjustment, net of taxes of $8,029	-	-	-	(12,671)	-	(12,671)
Change in fair value of interest rate swap, net of taxes of $179	-	-	-	(283)	-	(283)
Total comprehensive income	-	-	-	-	-	25,841
Dividends - $.20 per share	-	-	-	-	(4,428)	(4,428)
Stock-based employee compensation	-	4,879	-	-	-	4,879
Issuances of common stock and related tax benefit on stock option exercises	158	2,034	-	-	-	2,034
Issuances of restricted stock and related income tax benefits	232	777	-	-	-	777
Cancellations of restricted stock	(86)	(1,050)	-	-	-	(1,050)
Balance – March 28, 2009	22,213	$ 137,358	$ -	$ (14,151)	$ 111,162	$ 234,369

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Year Ended March 28, 2009	Year Ended March 29, 2008	Year Ended March 31, 2007
Cash flows from operating activities			
Net earnings	$ 38,795	$ 34,306	$ 25,160
Earnings from discontinued operations	(1,838)	(1,795)	(992)
Earnings from continuing operations	36,957	32,511	24,168
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for asset impairments and exit costs	-	-	4,464
Depreciation and amortization	28,919	24,421	21,166
Postretirement benefits expense	1,559	2,195	2,260
Deferred taxes on income	18,143	18,227	12,774
Stock-based compensation expense	4,878	3,013	1,906
Excess tax benefit on stock compensation	(2,099)	-	-
Loss (gain) on disposal of assets	105	15	(257)
Change in operating assets and liabilities:			
Accounts receivable	3,294	(16,866)	(1,510)
Inventories	4,130	(117)	(5,479)
Prepaid expenses and other assets	(1,190)	(4,376)	(571)
Accounts payable	(3,296)	13,917	(305)
Accrued payroll and benefits	481	1,603	5,115
Postretirement benefits payments	(4,279)	(7,339)	(3,695)
Other accrued expenses and other liabilities	(6,680)	573	(1,442)
Net cash provided by operating activities	80,922	67,777	58,594
Cash flows from investing activities			
Purchases of property and equipment	(57,249)	(40,076)	(26,734)
Net proceeds from the sale of assets	422	58	2,573
Acquisitions, net of cash acquired	(103,386)	(49,145)	(53,773)
Proceeds from business divestitures	414	1,266	-
Other	63	(49)	295
Net cash used in investing activities	(159,736)	(87,946)	(77,639)
Cash flows from financing activities			
Net proceeds from (payments on) revolving credit facility	64,940	(76,819)	23,884
Proceeds from long-term borrowings	-	110,000	-
Repayment of long-term borrowings	(11,437)	(3,830)	(2,330)
Financing fees paid	-	(3,775)	(90)
Excess tax benefit on stock compensation	2,099	-	-
Proceeds from exercise of stock options	1,380	735	3,208
Dividends paid	(4,428)	(4,371)	(4,302)
Net cash provided by financing activities	52,554	21,940	20,370
Cash flows from discontinued operations			
Net cash (used in) provided by operating activities	(885)	3,287	1,576
Net cash provided by investing activities	13,797	2,746	1,507
Net cash provided by discontinued operations	12,912	6,033	3,083
Net (decrease) increase in cash and cash equivalents	(13,348)	7,804	4,408
Cash and cash equivalents at beginning of year	19,867	12,063	7,655
Cash and cash equivalents at end of year	$ 6,519	$ 19,867	$ 12,063
Supplemental Cash Flow Information:			
Cash paid for interest	$ 9,965	$ 9,765	$ 12,259
Cash paid for income taxes	$ 6,610	$ 2,100	$ 595

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of Consolidation: The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Fiscal Year: Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal years ended March 28, 2009 and March 29, 2008 consisted of 52 weeks. The fiscal year ended March 31, 2007 consisted of 53 weeks.

Revenue Recognition: The Retail segment recognizes revenues from the sale of products at the point of sale. Customer returns are immaterial. Discounts provided to customers by Spartan Stores at the time of sale are recognized as a reduction in sales as the products are sold. Spartan Stores does not recognize a sale when it sells gift cards and gift certificates, rather, a sale is recognized when the gift card or gift certificate is redeemed to purchase product. The Distribution segment recognizes revenues when products are delivered or ancillary services are provided. Sales and excise taxes are excluded from revenue.

Cost of Sales: Cost of sales includes purchase costs, freight, physical inventory adjustments, markdowns and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Fair Value of Financial Instruments: Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts payable approximate fair value at March 28, 2009 and March 29, 2008 because of the short-term nature of these financial instruments. The estimated fair value of debt is based on interest rate quotes for instruments with similar terms and remaining maturities. At March 28, 2009, and March 29, 2008 the estimated fair value of long-term debt, including current maturities, was lower than book value by approximately $35.5 million and $23.5 million, respectively. The estimated fair values were based on market quotes for similar instruments.

SFAS 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. It does not require any new fair value measurements. SFAS No. 157 prioritizes the inputs to valuation techniques used to measure fair value into the following hierarchy:

> Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
>
> Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3: Unobservable inputs for the asset or liability, reflecting the reporting entity's own assumptions about the assumptions that market participants would use in pricing.

At March 28, 2009, the fair value liability of the interest rate swap agreement was $0.5 million and is included in the accompanying Consolidated Balance Sheet. This fair value measurement is classified within Level 2 of the hierarchy as significant observable market inputs are readily available as the basis of the fair value measurement.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Accounts Receivable: Accounts receivable are shown net of allowances for credit losses of $1.8 million in fiscal 2009 and $2.6 million in fiscal 2008. Spartan Stores evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of collateral and other economic and industry factors. Operating results include bad debt expense of $0.8 million, $0.1 million, and $0.2 million for fiscal years 2009, 2008 and 2007, respectively.

Inventory Valuation: Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $46.8 million and $45.4 million higher at March 28, 2009 and March 29, 2008, respectively. During fiscal years 2009, 2008 and 2007, certain inventory quantities were reduced. The reductions resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years, the effect of which decreased the LIFO provision in fiscal years 2009, 2008 and 2007 by $2.9 million, $1.3 million and $2.0 million, respectively. Spartan Stores utilizes the retail inventory method to value inventory for the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories.

Long-Lived Assets Other than Goodwill: Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal licensed real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Property and Equipment Held for Sale: Property and equipment held for sale as of March 29, 2008 consisted of land, buildings and equipment that Spartan Stores expected to sell within 12 months, substantially all of which related to *The Pharm* stores closed and sold in fiscal 2009 (see Note 4).

Goodwill: Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed for impairment during the fourth quarter of each year, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, using a discounted cash flow model and comparable market values of each reporting segment.

Other Assets: Included in Other assets are intangible assets and debt issuance costs. Intangible assets primarily consist of trade name, favorable lease agreements, prescription lists, non-compete agreements, liquor licenses and franchise fees. Favorable leases are amortized on a straight-line basis over the related lease terms. Prescription lists are amortized on a straight-line basis over the period of expected benefit. Non-compete agreements are amortized on a straight-line basis over the length of the agreements. Franchise fees are amortized on a straight-line basis over the term of the franchise agreement. Debt issuance costs are amortized over the term of the related financing agreement. The trade name and liquor licenses are not amortized as they have indefinite lives.

Property and Equipment: Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method as follows:

Land improvements	15 years
Buildings and improvements	15 to 40 years
Equipment	3 to 15 years

Software development costs are generally capitalized and amortized between 3 and 7 year periods commencing as each system is implemented.

(Losses) gains on the disposal of property and equipment totaled $(0.1) million, $(0.1) million and $0.3 million in fiscal years 2009, 2008 and 2007, respectively. Gains and losses on the disposal of property and equipment is included in "Selling, general and administrative expenses" and "Other, net" in the Consolidated Statements of Earnings.

Insurance Reserves: Spartan Stores is primarily self-insured for workers' compensation and general liability costs. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information. Also included is a provision for losses related to reinsurance policies that insure the run-off of retained risk associated with the discontinued Insurance segment. We have purchased stop-loss coverage to limit our exposure to any significant exposure on a per claim basis. Our exposure for workers' compensation and general liability is $0.5 million per claim.

A summary of changes in Spartan Stores' self-insurance liability is as follows:

(In thousands)	March 28, 2009	March 29, 2008	March 31, 2007
Beginning balance	$ 6,979	$ 8,082	$ 8,782
Expense	2,214	2,187	2,290
Claim payments	(5,345)	(3,290)	(2,990)
Ending balance	$ 3,848	$ 6,979	$ 8,082

The current portion of the self-insurance liability is included in "Other accrued expenses" and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

Income Taxes: Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings per share: Basic earnings per share ("EPS") excludes dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of nonvested restricted stock shares outstanding and issuance of common stock for options outstanding under Spartan Stores' stock incentive plans.

The following table sets forth the computation of basic and diluted earnings per share for continuing operations:

(In thousands except per share amounts)	March 28, 2009	March 29, 2008	March 31, 2007
Numerator:			
Earnings from continuing operations	$ 36,957	$ 32,511	$ 24,168
Denominator:			
Weighted average shares outstanding – basic	21,516	21,275	20,913
Effect of dilutive options and restricted shares outstanding	286	393	495
Weighted average shares outstanding – diluted	21,802	21,668	21,408
Basic earnings per share from continuing operations	$ 1.71	$ 1.53	$ 1.15
Diluted earnings per share from continuing operations	$ 1.70	$ 1.50	$ 1.13

Weighted average shares issuable upon the exercise of stock options that were not included in the earnings per share calculations because they were antidilutive were 307,014 in fiscal 2009, 84,824 in fiscal 2008, and 7,058 in fiscal 2007. Weighted average nonvested restricted shares outstanding that were not included in the earnings per share calculations because they were antidilutive amounted to 124,791 shares in fiscal 2009. There were no antidilutive nonvested restricted share awards that were not included in the earnings per share calculations in fiscal 2008 and fiscal 2007.

The senior subordinated convertible notes due 2027 will be convertible at the option of the holder, only upon the occurrence of certain events, at an initial conversion rate of 28.0310 shares of Spartan Stores common stock per $1,000 principal amount at maturity of the notes (equal to an initial conversion price of approximately $35.67 per share). Upon conversion, Spartan Stores will pay the holder the conversion value in cash up to the accreted principal amount of the note and the excess conversion value, if any, in shares of Spartan Stores common stock – unless Spartan Stores elects to satisfy its obligation under such conversion by delivering only shares of common stock. Therefore, the notes are not currently dilutive to earnings per share as they are only dilutive above the accreted value. (See Note 6.)

Stock-Based Compensation: Effective March 26, 2006, Spartan Stores adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," using the modified prospective transition method. SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements as compensation cost based on the fair value on the date of grant. We determine the fair value of such awards using the Black-Scholes option-pricing model, which incorporates certain assumptions – such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options – in order to arrive at a fair value estimate, as described in Note 12.

Shareholders' Equity: Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 28, 2009, there were no shares of preferred stock outstanding.

Comprehensive Income: Comprehensive income is net earnings adjusted for the net loss on the interest rate swap agreement and the minimum pension liability, net of applicable income taxes.

(In thousands)	Interest Rate Swap Liability	Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at March 26, 2006	$ -	$ (276)	$ (276)
Other comprehensive income		89	89
Adjustment to initially apply SFAS 158		313	313
Balance March 31, 2007	-	126	126
Other comprehensive loss		(1,268)	(1,268)
Balance March 29, 2008	-	(1,142)	(1,142)
Other comprehensive loss	(283)	(12,671)	(12,954)
Adjustment to apply the measurement date provisions of SFAS 158	-	(55)	(55)
Balance March 28, 2009	$ (283)	$ (13,868)	$ (14,151)

Advertising Costs: Spartan Stores' advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expenses were $12.4 million in fiscal 2009, $10.6 million in fiscal 2008 and $9.2 million in fiscal 2007.

Recently Issued Accounting Standards: In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied prospectively. FIN 48 became effective at the beginning of fiscal year 2008, and the adoption of FIN 48 increased retained earnings by approximately $1.0 million as of the beginning of fiscal year 2008. The adoption of FIN 48 and its effects are more fully described in Note 11 to the consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)" (EITF 06-03). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 was effective at the beginning of the fiscal 2008 first quarter. An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. Amounts collected from members, which under common trade practices are referred to as sales taxes, are and have been recorded on a net basis. Spartan Stores has no intention of modifying this accounting policy; therefore, the adoption of EITF 06-03 did not have any effect on Spartan Stores' financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 became effective at the beginning of fiscal year 2009, except as provided in FASB Staff Position (FSP) No. FAS 157-2. The provisions of the Statement are to be applied prospectively, except for limited retrospective application permitted for certain items. The adoption of SFAS 157 did not have a material impact on Spartan Stores' financial statements. In February 2007, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Spartan Stores is currently evaluating the impact, if any, that FSP No. FAS 157-2 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 required that the funded status of defined benefit postretirement plans be recognized as an asset or liability in the consolidated balance sheet and to recognize changes in funded status through comprehensive income as of March 31, 2007. Effective March 31, 2007, Spartan Stores' adopted these provisions of SFAS No. 158. The impact of adopting SFAS No. 158 on Spartan Stores' financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. Adoption of SFAS No. 158 resulted in an increase of $0.3 million to Shareholders' Equity. SFAS 158 also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with the fiscal year ending March 28, 2009. Spartan Stores adopted the measurement date provisions of SFAS 158 on March 30, 2008, the first day of fiscal year 2009, and recorded the cumulative effect of adopting these provisions by decreasing shareholders' equity by $0.3 million.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141R), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R will become effective at the beginning of fiscal year 2010, and must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year 2010. The impact of adopting SFAS 141R will be dependent on the future business combinations that Spartan Stores' may pursue after its effective date.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," that changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP No. APB 14-1 will require us to recognize non-cash interest expense on our $110 million convertible senior notes based on the market rate for similar debt instruments without the conversion feature. FSP No. ABP 14-1 will be effective at the beginning of fiscal year 2010 and must be applied on a retrospective basis. Upon adoption on March 29, 2009, Spartan Stores expects to retroactively record additional non-cash interest expense of approximately $3.2 million and $2.7 million, pre-tax, for fiscal years 2009 and 2008, respectively. We also expect to retroactively record an increase in shareholders' equity of $17.1 million, net of deferred taxes, and a decrease in long-term debt of $27.6 million.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS 161 is effective beginning March 29, 2009. Spartan Stores does not expect SFAS 161 to have a material impact on the consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1). FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of earnings per share pursuant to the two-class method described in FASB Statement No. 128, "Earnings Per Share." FSP EITF 03-6-1 will be effective at the beginning of fiscal year 2010 and must be applied on a retrospective basis. Spartan Stores expects that basic earnings per share will decrease by $0.05, $0.04 and $0.03 for fiscal years 2009, 2008 and 2007, respectively, and dilutive earnings per share will decrease by $0.04, $0.02 and $0.02 for fiscal years 2009, 2008 and 2007, respectively.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends and expands the disclosure requirements of SFAS No. 132(R) for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 will be effective on March 27, 2010. Spartan Stores does not expect that FSP FAS 132(R)-1 will have a significant impact on the consolidated financial statements.

Note 2: Acquisitions of Assets

VG's Food Center, Inc.

On December 29, 2008, Spartan Stores acquired certain assets and assumed certain liabilities related to VG's Food Center, Inc. and VG's Pharmacy, Inc. (collectively, "VG's"). The results of operations of the VG's acquisition are included in the accompanying consolidated financial statements from the date of acquisition. VG's was a privately-held operator of 17 retail grocery stores based in Eastern Michigan. Prior to the acquisition, VG's was a customer of Spartan Stores' Distribution segment. The cash purchase price paid to VG's was $85.0 million plus $16.7 million for inventories and cash acquired. Spartan Stores acquired the store locations and operations of VG's in an effort to establish its retail presence in Eastern Michigan. The purchased assets included inventories, prescription files, trade names, leasehold improvements, equipment and licenses. Spartan Stores assumed VG's lease obligations for the 17 stores.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The preliminary purchase price allocations are estimates as of March 28, 2009 based on a combination of third-party valuations and internal analyses and will be further adjusted during the allocation period as defined in SFAS 141, which is usually within one year of the date of the acquisition. The primary areas of the purchase price allocation that are not yet finalized relate to the valuation of property and equipment, other intangible assets, capital lease obligations and goodwill.

(In thousands)	December 29, 2008
Current assets, less cash acquired	$ 16,253
Goodwill	67,366
Trade name	23,690
Favorable leases	269
Customer lists	4,007
Other intangible assets	602
Property and equipment	25,359
Total assets acquired	137,546
Current liabilities	325
Capital lease obligations	11,476
Exit cost reserves	15,146
Other long-term liabilities	6,983
Total liabilities assumed	33,930
Net assets acquired	103,616
Reconciliation to purchase price paid to VG's:	
Cash acquired	304
Direct costs of the acquisition	(2,218)
Total purchase price paid to VG's	$ 101,702

Goodwill of $43.5 million and $23.9 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Goodwill of $67.4 million is expected to be deductible for tax purposes.

Amortizable intangible assets acquired consisted of favorable leases and customer lists and amounted to $0.3 million and $4.0 million, respectively. The weighted average amortization period is 12 years for favorable leases and 7 years for customer lists. Other intangible assets acquired include trade name valued at $23.7 million and licenses for the sale of alcoholic beverages valued at $0.6 million. The trade name and licenses have indefinite lives and are not amortized.

G&R Felpausch Company

On June 15, 2007, Spartan Stores acquired certain assets and assumed certain liabilities related to 20 retail grocery stores, two fuel centers and three convenience stores from G&R Felpausch Company and affiliated companies ("Felpausch"), a privately-held retail grocery operator and customer of its Distribution segment. The Felpausch supermarkets included the operations of ten in-store pharmacies. The cash purchase price paid to Felpausch was $38.0 million plus $12.7 million for inventories. Spartan Stores acquired the store locations and operations of Felpausch in an effort to increase its leading market share position in West Michigan and expand its market presence in central Michigan. The purchased assets included leasehold improvements, fixtures, tangible personal property, equipment, intangible property and inventories. Spartan Stores assumed Felpausch's lease obligations for the 20 stores, two fuel centers and three convenience stores.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)	June 15, 2007
Current assets	$ 12,336
Goodwill	41,268
Favorable leases	2,228
Customer lists	2,953
Other intangible assets	723
Property and equipment	10,014
Total assets acquired	69,522
Current liabilities	1,915
Capital lease obligations, less current portion	4,285
Exit cost reserves, less current portion	10,866
Other long-term liabilities	1,749
Total liabilities assumed	18,815
Net assets acquired	$ 50,707

Goodwill of $27.9 million and $13.4 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Additionally, $1.8 million in costs directly related to the acquisition have been included in goodwill, of which $1.2 million and $0.6 million were assigned to the Retail and Distribution segments, respectively. Goodwill of $43.1 million is expected to be deductible for tax purposes.

Amortizable intangible assets acquired consisted of favorable leases and customer lists and amounted to $2.2 million and $3.0 million, respectively. The weighted average amortization period is 10.2 years for favorable leases and seven years for customer lists. Other intangible assets acquired include $0.7 million of licenses for the sale of alcoholic beverages. The licenses have an indefinite life and therefore are not amortized.

D&W Food Centers, Inc.

On March 27, 2006, Spartan Stores acquired certain operating assets of D&W Food Centers, Inc. and D&W Associate Resources, LLC (together "D&W"), a privately-held Grand Rapids, Michigan-based retail grocery operator with retail stores located in West Michigan. The acquisition was made to obtain the store locations and operations of D&W, to diversify our retail offering with a more perishable oriented operation, to solidify and grow market share and to realize numerous synergies. The purchased assets included leasehold improvements, fixtures, tangible personal property, equipment, trademarks, trade names, intangible property and inventories. Spartan Stores paid a total cash purchase price of $47.9 million for these operations. Spartan Stores assumed D&W's lease obligations for the 20 stores and the central commissary as well as specified contracts. Spartan Stores continues to operate 16 of the former D&W stores and the commissary. The funds used for the transaction were drawn under Spartan Stores' existing bank credit facilities.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)	March 27, 2006
Current assets	$ 5,035
Goodwill	67,914
Favorable leases	1,365
Other intangible assets	1,211
Property and equipment, net	21,280
Total assets acquired	96,805
Current liabilities	2,744
Capital lease obligations, less current portion	21,377
Exit cost reserves, less current portion	17,488
Unfavorable leases	7,274
Total liabilities assumed	48,883
Net assets acquired	$ 47,922

Goodwill of $45.0 million and $22.9 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Additionally, $1.1 million in costs directly related to the acquisition have been included in goodwill. Goodwill of $69.0 million is expected to be deductible for tax purposes.

Amortizable intangible assets acquired consisted of favorable leases and amounted to $1.4 million. The weighted average amortization period is 7.4 years. Other intangible assets acquired include $1.2 million of licenses for the sale of alcoholic beverages. The licenses have an indefinite life and therefore are not amortized.

Other

During the fourth quarter of fiscal 2008, Spartan Stores acquired certain assets and assumed certain liabilities of two retail stores in separate transactions for a total purchase price of $2.6 million. The stores were closed upon acquisition. One store was razed and a new store constructed. The other store was expanded and re-opened in the fourth quarter of fiscal 2009. The acquisitions were made to increase market share. Goodwill of $2.3 million and $0.6 million was assigned to the Retail segment and Distribution segment, respectively, all of which is expected to be deductible for tax purposes.

During the third quarter of fiscal 2007, Spartan Stores acquired certain equipment at five closed grocery stores from Carter's, Inc. in a Chapter 7 federal bankruptcy liquidation proceeding. Store lease obligations were assumed for two of the store locations. The stores will remain closed. The acquisition was made to increase market share of existing retail stores. Spartan Stores also acquired certain operating assets and assumed certain liabilities of a subsidiary of PrairieStone Pharmacy, LLC that were used in the operations of in-store pharmacies in 12 of Spartan Stores' retail supermarkets. The acquisition was made to allow Spartan Stores to better coordinate in-store operations and improve its overall customer service at these locations. For the two acquisitions, Spartan Stores paid a cash purchase price of $5.4 million. The funds used for the transactions were drawn under Spartan Stores' existing bank credit facilities.

The estimated fair value of assets acquired consisted of $1.6 million for inventory, $0.9 million for equipment, $2.9 million for customer lists and $1.1 million for goodwill and liabilities assumed consisted of $0.3 million for capital lease obligations, $0.6 million for closed store lease obligations and $0.2 million for accrued expenses. Goodwill of $1.0 million and $0.1 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Goodwill of $1.1 million is expected to be deductible for tax purposes. Additionally, $0.2 million in costs directly related to the acquisitions have been included in goodwill.

NOTE 3: GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 also requires that goodwill be assigned to reporting units based upon the expected benefits to be derived from synergies resulting from the business combination.

Changes in the carrying amount of goodwill were as follows:

(In thousands)	Retail	Distribution	Total
Balance at April 1, 2007	$ 89,181	$ 53,707	$ 142,888
Felpausch acquisition (Note 2)	29,057	13,987	43,044
Other acquisitions	2,313	582	2,895
Store sales	(428)	-	(428)
Other (Note 5)	(1,868)	-	(1,868)
Balance at March 29, 2008	118,255	68,276	186,531
VG's acquisition (Note 2)	43,514	23,852	67,366
Other (Note 5)	(4,594)	-	(4,594)
Balance at March 28, 2009	$ 157,175	$ 92,128	$ 249,303

The following table reflects the components of amortized intangible assets, included in "Other, net" on the Consolidated Balance Sheets:

(In thousands)	March 28, 2009		March 29, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 3,769	$ 1,976	$ 3,749	$ 1,574
Favorable leases	5,844	2,205	6,217	2,234
Customer lists	9,744	1,863	6,439	1,024
Franchise fees and other	535	110	475	72
Total	$ 19,892	$ 6,154	$ 16,880	$ 4,904

The weighted average amortization period for amortizable intangible assets is as follows:

Non-compete agreements	9.3 years
Favorable leases	12.4 years
Customer lists	7.2 years
Franchise fees and other	12.3 years
Total	8.7 years

Amortization expense for intangible assets was $1.9 million, $1.8 million and $0.9 million for fiscal years 2009, 2008 and 2007, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Fiscal Year	Amortization Expense (In thousands)
2010	$ 2,214
2011	2,167
2012	2,040
2013	2,039
2014	1,845

Indefinite-lived intangible assets that are not amortized consist primarily of a trade name and licenses for the sale of alcoholic beverages and amounted to $26.7 million and $2.3 million as of March 28, 2009 and March 29, 2008.

Note 4: Discontinued Operations

Certain of our retail and grocery distribution operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the condensed consolidated financial statements for all periods presented, unless otherwise noted.

During the second quarter of fiscal year 2008, Spartan Stores decided to close five *The Pharm* stores and one *Felpausch Xpressmart*. The decision to close the stores was based on a comprehensive evaluation of the stores' performance trends, long-term growth prospects, on-going capital requirements and lease expiration dates. As Spartan Stores will have no continuing interest in the operations of these stores, they have been classified as discontinued operations for all years presented. Prescription lists and pharmacy inventories were sold for $4.7 million, and asset impairment charges of $0.9 million were recognized. The stores were closed early in the third quarter of fiscal 2008.

During the fourth quarter of fiscal year 2008, Spartan Stores approved a plan to close the remaining 14 *The Pharm* stores and sell the prescription files. In the first quarter of fiscal 2009, Spartan Stores completed the closure and disposition of the prescription files of 13 of the 14 remaining *The Pharm* stores, allowing Spartan Stores to concentrate efforts and resources on business opportunities with the best long-term growth potential and focus more on core distribution and conventional supermarket operations. In the second quarter of fiscal 2009, the closure and disposition of the prescription file of the last remaining store was completed. Total net cash proceeds of $13.8 million were received during the current fiscal year. Asset impairment charges and exit costs of $5.6 million were also recognized (Note 5).

The following table details the results of discontinued operations reported on the Consolidated Statements of Earnings:

(In thousands)	March 28, 2009	March 29, 2008	March 31, 2007
(Loss) earnings from discontinued operations (net of taxes of ($4,204), ($90) and $444)	$ (6,380)	$ (93)	$ 992
Gain on disposal of discontinued operations (net of taxes of $5,415 and $1,027)	8,218	1,888	-
Total earnings from discontinued operations	$ 1,838	$ 1,795	$ 992

Sales of discontinued operations for fiscal years 2009, 2008 and 2007 were $22.3 million, $139.2 million and $164.2 million, respectively. Significant assets and liabilities of discontinued operations are as follows:

(In thousands)	March 28, 2009	March 29, 2008
Current assets	$ 169	$ 18,523
Property, net	5,627	6,607
Other long-term assets	36	381
Current liabilities	4,256	14,173
Long-term liabilities	2,342	1,569

NOTE 5: ASSET IMPAIRMENTS AND EXIT COSTS

In fiscal 2009, the Retail segment recorded exit costs of $4.6 million related to the closure of *The Pharm* stores (Note 4) for store lease obligations of $1.9 million, an estimated partial withdrawal liability from a multi-employer pension plan of $2.3 million and severance of $0.4 million. In addition, asset impairment charges of $1.0 million were recorded for unsold assets.

In fiscal 2009, exit costs were reduced by $4.4 million for changes in estimated future sublease recoveries in excess of previous estimates. Goodwill was reduced as a result of these changes in estimates as the initial charges were established in the purchase price allocations for previous acquisitions.

In fiscal 2008, the Retail segment recorded exit costs of $11.3 million in the purchase price allocation of the *Felpausch* acquisition (Note 2) for acquired stores that management planned to or had closed. These exit costs were reduced by $1.9 million for changes in estimated future sublease recoveries in excess of previous estimates. Goodwill was reduced as a result of this change in estimate as the initial charges were established in the purchase price allocation for previous acquisitions.

The Retail segment recognized charges of $0.4 million for asset impairment costs and $4.1 million for lease and related ancillary costs in the first quarter of fiscal 2007 related to the closure of two *Family Fare Supermarkets* stores and moving the central bakery operation into individual retail stores. Neither of the closed stores was acquired in the acquisition of D&W. The restructuring was based on Spartan Stores' comprehensive review of retail grocery store capacity in its markets following the completion of the acquisition of 16 D&W supermarkets, its desire to move the production of bakery products closer to the consumer, and the economics of its central bakery operation.

The exit costs include severance benefits and the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease income.

The following table provides the activity of exit costs for our Retail segment for fiscal years 2009, 2008 and 2007. Exit costs recorded in the Consolidated Balance Sheets are included in "Current portion of exit costs" in Current liabilities and "Exit costs" in Long-term liabilities based on when the obligations are expected to be paid.

(In thousands)	Lease and Ancillary Costs
Balance at March 26, 2006	$ 15,317
Exit costs assumed in acquisition of D&W (see Note 2)	19,231
Exit costs assumed in Carter's acquisition (see Note 2)	552
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(6,447)
Balance at March 31, 2007	32,703
Exit costs assumed in Felpausch acquisition (see Note 2)	11,305
Change in estimates	(1,868)
Payments, net of interest accretion	(6,013)
Balance at March 29, 2008	36,127
Exit costs related to disposition of The Pharm stores	4,562
Exit costs assumed in VG's acquisition (see Note 2)	15,146
Changes in estimates	(4,392)
Payments, net of interest accretion	(6,898)
Balance at March 28, 2009	$ 44,545

NOTE 6: LONG-TERM DEBT

Spartan Stores' long-term debt consists of the following:

(In thousands)	March 28, 2009	March 29, 2008
Senior secured revolving credit facility, due December 2012	$ 64,940	$ -
Convertible subordinated notes, 3.375% due May 2027	110,000	110,000
Capital lease obligations (Note 9)	44,033	35,815
Other, 7.00% - 9.25%, due fiscal 2012 – 2021	645	8,633
	219,618	154,448
Less current portion	3,932	10,874
Total long-term debt	$ 215,686	$ 143,574

Effective April 5, 2007, Spartan Stores amended its existing senior secured revolving credit facility. The amendment extended the senior secured revolving credit facility ("credit facility") maturity by two years and now matures in December 2012 rather than December 2010. Spartan Stores amended the credit facility effective May 22, 2007, in part to permit the issuance of the convertible senior notes described below. At Spartan Stores' option, the maximum amount under the credit facility may be increased up to $275.0 million through the increased commitments from lenders, and provided that asset levels are increased sufficient to support the increased borrowings. Interest rates under the amended agreement may be up to 50 basis points lower for London InterBank Offered Rate ("LIBOR") borrowings depending on levels of excess availability under the agreement. The credit facility is secured by substantially all of Spartan Stores' assets. On August 17, 2007, Spartan Stores entered into an agreement to increase the maximum credit available under its existing senior secured credit facility from $225.0 million to $255.0 million.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants are not effective as long as Spartan Stores maintains minimum excess availability levels of $25.0 million with respect to the minimum fixed charge coverage ratio and $20 million with respect to maximum capital expenditures. Spartan Stores had available borrowings of $100.0 million at March 28, 2009 and excess availability of $110.0 million. Payment of dividends and repurchases of outstanding shares are permitted up to a total of $15.0 million per year, provided that excess availability of $20.0 million is maintained. The credit facility provides for the issuance of letters of credit of which $4.3 million were outstanding and unused as of March 28, 2009. Borrowings under the revolving credit portion of the facility bear interest at LIBOR plus 1.25% or the prime rate (weighted average interest rate of 3.01% at March 28, 2009 including the effect of the interest rate swap (see Note 7)).

On May 30, 2007, Spartan Stores issued $110 million in aggregate principal amount of unsecured 3.375% convertible senior notes due May 15, 2027. The notes are general unsecured obligations and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations. They are effectively subordinated to our existing and any future secured indebtedness to the extent of the assets securing such indebtedness. The notes are structurally subordinated to our subsidiaries' indebtedness and other liabilities. The Notes are not guaranteed by our subsidiaries. The net proceeds from the sale of the notes after deducting selling discounts of 2.5% and offering expenses of $0.6 million were approximately $106.5 million, and were used to pay down amounts owed under our senior secured revolving credit facility and partially fund the Felpausch stores acquisition.

Interest at an annual rate of 3.375% is payable semi-annually on May 15 and November 15 of each year. Contingent interest will be paid to holders of the notes during the period commencing May 20, 2012 and ending on November 14, 2012 and for any six-month period thereafter, if the average contingent interest trading price per $1,000 principal amount of the notes for the five-consecutive-trading-day-period ending on the third trading day immediately preceding the first day of such interest period equals 120% or more of the principal amount of the notes. Contingent interest payable with respect to any six-month period will equal 0.25% per annum of the average contingent interest trading price of $1,000 principal amount of notes during the five-consecutive-trading-day measurement period described above.

Spartan Stores may redeem the notes for cash in whole or in part, at any time or from time to time, on or after May 15, 2014 at 100% of the principal amount of the notes to be redeemed, and prior to that date on or after May 20, 2012 at a price equal to a specified percentage of the principal amount, plus, in each case, any accrued and unpaid interest. Holders may require Spartan Stores to repurchase their notes, in whole or in part, on May 15, 2014, May 15, 2017 and May 15, 2022 for a cash price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. In addition, upon certain fundamental change transactions, each holder would have the option, subject to certain conditions, to require Spartan Stores to repurchase for cash, in whole or in part, such holder's notes. For the purposes of the notes, a "fundamental change" would include, among other events set forth in the Indenture governing the notes, the acquisition of 50% or more of our common stock by a person or group, a consolidation, merger, or sale of all or substantially all of our assets, certain changes in our board of directors, or a termination of trading of our common stock.

The notes will be convertible at the option of the holder only under certain circumstances summarized as follows:

1. If the closing sale price per share of Spartan Stores common stock is greater than 130% of the applicable conversion price for a specified period of time,
2. If the trading price of the notes was less than 98% of the product of the closing sale price per share of Spartan Stores common stock and the conversion rate in effect for the notes for a specified period of time,
3. If the notes are called for redemption,
4. At any time on or after February 15, 2027 until the close of business on the business day immediately preceding the maturity date,
5. Upon the occurrence of specified corporate transactions.

Upon conversion by the holder, the notes convert at an initial conversion rate of 28.0310 shares of Spartan Stores common stock per $1,000 principal amount of notes (equal to an initial conversion price of approximately $35.67 per share), subject to adjustments upon certain events. Upon a surrender of notes for conversion, Spartan Stores will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and the total conversion obligation, and shares of Spartan Stores common stock in respect of the remainder, if any, of the conversion obligation – unless Spartan Stores has elected to satisfy its obligation under such conversion by delivering only shares of common stock. For the fiscal year ended March 28, 2009, the notes had no impact on diluted earnings per share because the average stock price during the period was below $35.67 per share, and the notes, if converted, would require only cash at settlement.

In connection with the closing of the sale of the notes, Spartan Stores entered into a registration rights agreement with the initial purchasers of the notes, pursuant to which Spartan Stores filed with the Securities and Exchange Commission (SEC) a shelf registration statement covering resale by security holders of the notes and the shares of Spartan Stores common stock issuable upon conversion of the notes. The registration statement was declared effective by the SEC on September 27, 2007.

The weighted average interest rates including loan fee amortization for fiscal 2009, 2008 and fiscal 2007 were 5.53%, 6.71% and 9.73%, respectively.

At March 28, 2009, long-term debt was due as follows:

Fiscal Year	(In thousands)
2010	$ 3,932
2011	4,051
2012	4,225
2013	69,031
2014	3,256
Thereafter	135,123
	$219,618

NOTE 7: DERIVATIVE INSTRUMENTS

Spartan Stores has limited involvement with derivative financial instruments and uses them only to manage well-defined interest rate risk exposure when appropriate, based on market conditions. Spartan Stores' objective in managing exposure to changes in interest rates is to reduce fluctuations in earnings and cash flows, and consequently, from time to time Spartan Stores uses interest rate swap agreements to manage this risk. Spartan Stores does not use financial instruments or derivatives for any trading or other speculative purposes.

On January 2, 2009, Spartan Stores entered into an interest rate swap agreement. The interest rate swap is considered to be a cash flow hedge of interest payments on $45.0 million of borrowings under Spartan Stores' senior secured revolving credit facility by effectively converting a portion of the variable rate debt to a fixed rate basis. Under the terms of the agreement, Spartan Stores has agreed to pay the counterparty a fixed interest rate of 3.33% and the counterparty has agreed to pay Spartan Stores a floating interest rate based upon the 1-month LIBOR plus 1.25% (1.77% at March 28, 2009) on a notional amount of $45 million. The interest rate swap agreement expires concurrently with its senior secured revolving credit facility on December 24, 2012. The interest rate swap agreement is reflected in the Consolidated Balance Sheets at fair value and the related gain or loss on the contract is deferred in shareholders' equity as a component of other comprehensive income. Deferred gains and losses are amortized as an adjustment to expense over the same period in which the related items being hedged are recognized in income; however, to the extent that the swap is not considered to be effective in accordance with SFAS No. 133, any changes in fair value relating to the ineffective portion of the swap is immediately recognized in income. There was no impact on earnings in fiscal 2009 as the cash flow hedge is highly effective and, assuming the swap agreement continues to qualify as a hedge on the related debt, Spartan Stores expects no material impact on earnings in the next twelve months.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Spartan Stores subleases property at certain locations and received rental income of $1.8 million in fiscal 2009. In the event of the customer's default, Spartan would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Note 9.

Unions represent approximately 8% of Spartan Stores' associates. Contracts covering 161 and 635 distribution center and transportation associates expire in April 2010 and October 2011, respectively.

Various lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Note 9: Leases

Most of the Company's retail stores are operated in leased facilities. The Company also leases certain warehouse facilities, its tractor and trailer fleet and certain other equipment. Most of the property leases contain renewal options of varying terms. Terms of certain leases contain provisions requiring payment of percentage rent based on sales and payment of executory costs such as property taxes, utilities, insurance and maintenance. Terms of certain leases of transportation equipment contain provisions requiring payment of percentage rent based upon miles driven. Portions of certain property are subleased to others.

Rental expense, net of sublease income, under operating leases consisted of the following:

(In thousands)	2009	2008	2007
Minimum rentals	$ 30,665	$ 29,083	$ 25,530
Contingent payments	1,063	1,056	870
Sublease income	(1,816)	(1,609)	(1,409)
	$ 29,912	$ 28,530	$ 24,991

Total future lease commitments of Spartan Stores under capital and operating leases in effect at March 28, 2009 are as follows:

(In thousands)	Capital	Operating		
Fiscal Year	Used in Operations	Used in Operations	Subleased to Others	Total
2010	$ 7,351	$ 31,549	$ 1,140	$ 32,689
2011	7,156	28,200	973	29,173
2012	7,091	23,319	890	24,209
2013	6,590	19,418	665	20,083
2014	5,480	15,104	394	15,498
Thereafter	33,329	51,808	480	52,288
Total	66,997	$ 169,398	$ 4,542	$173,940
Interest	(22,964)			
Present value of minimum lease obligations	44,033			
Current portion	3,793			
Long-term obligations	$ 40,240			

Amortization expense for property under capital leases was $3.2 million, $2.5 million and $1.7 million in fiscal years 2009, 2008 and 2007, respectively.

Assets held under capital leases consisted of the following:

(In thousands)	March 28, 2009	March 29, 2008
Buildings and improvements	$ 39,436	$ 28,970
Equipment	4,096	4,163
	43,532	33,133
Less accumulated depreciation	9,636	6,420
Net property	$ 33,896	$ 26,713

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. A majority of the leases provide for minimum and contingent rentals based upon stipulated sales volumes and contain renewal options. Certain of the leases contain escalation clauses.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)	March 28, 2009	March 29, 2008
Land and improvements	$ 1,172	$ 1,644
Buildings	5,617	5,527
	6,789	7,171
Less accumulated depreciation	3,653	3,220
Net property	$ 3,136	$ 3,951

Future minimum rentals to be received under operating leases in effect at March 28, 2009 are as follows:

(In thousands) Fiscal Year	Owned Property	Leased Property	Total
2010	$ 1,224	$ 1,607	$ 2,831
2011	1,005	1,420	2,425
2012	639	1,021	1,660
2013	479	705	1,184
2014	390	418	808
Thereafter	1,555	509	2,064
Total	$ 5,292	$ 5,680	$ 10,972

NOTE 10: ASSOCIATE RETIREMENT PLANS

Spartan Stores' retirement programs include pension plans providing non-contributory benefits and salary reduction defined contribution plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Transition credits were also added at Spartan Stores' discretion to certain participants' accounts until the year 2007 if certain age and years-of-service requirements were met. At Spartan Stores' discretion, interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. The Company Plan does not hold any Spartan Stores stock.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits.

Matching contributions made by Spartan Stores to salary reduction defined contribution plans totaled $2.9 million, $2.4 million and $2.0 million in fiscal years 2009, 2008 and 2007, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans totaled approximately $7.4 million in fiscal 2009, $7.7 million in fiscal 2008 and $6.6 million in fiscal 2007.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

Deteriorating conditions in the global financial markets led to a substantial reduction in the fair value of Spartan Stores' pension plan assets during fiscal 2009. Upon remeasurement of the Company's pension plan benefit obligations as of March 28, 2009, the benefit obligations exceeded the plan assets, resulting in an underfunded status, and eliminating the previously reported prepaid benefit cost.

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets. The measurement date was December 31 for fiscal 2008 and 2007. In accordance with SFAS 158, in fiscal 2009 Spartan Stores changed its measurement date to coincide with its fiscal year end. Spartan Stores adopted the measurement date provisions of SFAS 158 on March 30, 2008, the first day of fiscal year 2009, and recorded the cumulative effect of adopting these provisions by decreasing shareholders' equity by $0.3 million.

(In thousands, except percentages)	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 28, 2009	March 29, 2008	March 28, 2009	March 29, 2008	March 28, 2009	March 29, 2008
Change in benefit obligation						
Benefit obligation at beginning of year	$ 53,069	$ 49,928	$ 728	$ 643	$ 6,089	$ 7,133
Service cost	2,660	3,532	52	53	168	211
Interest cost	3,189	2,733	43	35	370	401
Plan amendments	568	-	6	-	-	88
Actuarial (gain) loss	(2,427)	1,884	138	57	10	(941)
Benefits paid	(3,569)	(5,008)	(59)	(60)	(272)	(803)
Adjustment for change in measurement date	287	-	9	-	66	-
Benefit obligation at measurement date	$ 53,777	$ 53,069	$ 917	$ 728	$ 6,431	$ 6,089
Change in plan assets						
Plan assets at fair value at beginning of year	$ 53,937	$ 48,058	$ -	$ -	$ -	$ -
Actual return on plan assets	(16,091)	3,182	-	-	-	-
Actuarial loss	-	-	-	-	539	-
Company contributions	3,343	7,705	59	60	272	803
Benefits paid	(3,569)	(5,008)	(59)	(60)	(817)	(803)
Adjustment for change in measurement date	(551)	-	-	-	6	-
Plan assets at fair value at measurement date	$ 37,069	$ 53,937	$ -	$ -	$ -	$ -
Funded (unfunded) status	$ (16,708)	$ 868	$ (917)	$ (728)	$ (6,431)	$ (6,089)
Contributions during fourth quarter	-	625	-	13	-	-
Net amount recognized in financial position	$ (16,708)	$ 1,493	$ (917)	$ (715)	$ (6,431)	$ (6,089)
Components of net amount recognized in financial position:						
Noncurrent assets	$ -	$ 1,493	$ -	$ -	$ -	$ -
Current liabilities	-	-	(212)	(69)	(328)	(320)
Noncurrent liabilities	(16,708)	-	(705)	(646)	(6,103)	(5,769)
	$ (16,708)	$ 1,493	$ (917)	$ (715)	$ (6,431)	$ (6,089)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial loss	$ 26,869	$ 8,226	$ 515	$ 422	$ 903	$ 355
Prior service credit	(5,089)	(6,521)	(7)	(14)	(557)	(624)
	$ 21,780	$ 1,705	$ 508	$ 408	$ 346	$ (269)
Weighted average assumptions at measurement date:						
Discount rate	7.00%	6.25%	7.00%	6.25%	7.00%	6.25%
Expected return on plan assets	8.25%	8.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	N/A	N/A

Under SFAS No. 158, the benefit obligation for pension plans is measured as the projected benefit obligation; the benefit obligation for postretirement benefit plans is measured as the accumulated benefit obligation. The accumulated benefit obligation for both of the defined benefit plans was $53.3 million and $52.1 million at March 28, 2009 and December 31, 2008, respectively.

Components of net periodic benefit cost

(In thousands)	Pension Benefits			SERP			Postretirement Benefits		
	March 28, 2009	March 29, 2008	March 31, 2007	March 28, 2009	March 29, 2008	March 31, 2007	March 28, 2009	March 29, 2008	March 31 2007
Service cost	$ 2,660	$ 3,532	$ 3,084	$ 52	$ 53	$ 45	$ 168	$ 211	$ 224
Interest cost	3,190	2,733	2,438	43	35	35	371	401	409
Expected return on plan assets	(4,330)	(3,732)	(3,207)	-	-	-	-	-	-
Amortization of prior service cost	(690)	(690)	(690)	(1)	(1)	(1)	(54)	(64)	(63)
Recognized actuarial net loss	346	290	310	36	27	27	-	39	66
Net periodic benefit cost	$ 1,176	$ 2,133	$ 1,935	$ 130	$ 114	$ 106	$ 485	$ 587	$ 636

The net actuarial loss, prior service cost and transition obligation included in "Accumulated Other Comprehensive Income" and expected to be recognized in net periodic benefit cost during fiscal year 2010 are as follows:

(In thousands)	Pension Benefits	SERP Benefits	Postretirement Benefits
Net actuarial loss	$ 658	$ 43	$ 20
Prior service credit	(637)	-	(54)
	$ 21	$ 43	$ (34)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

Spartan Stores has assumed an average long-term expected return on pension plan assets of 8.25% as of March 28, 2009. The expected return assumption was modeled by third-party investment portfolio managers, based on asset allocations and the expected return and risk components of the various asset classes in the portfolio. The expected return was developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market. This overall return assumption is believed to be reasonable over a longer-term period that is consistent with the liabilities.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.50% for fiscal 2009, 10.00% for fiscal 2008 and 10.50% for fiscal 2007, decreasing .50% per year to 5.00%. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.53% and the periodic postretirement benefit cost by 0.76%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.47% and periodic postretirement benefit cost by 0.61%.

PLAN ASSETS

Plan assets are valued using quoted market prices when available.

Spartan Stores has an investment policy for the pension plan with a long-term asset allocation mix designed to meet the long-term retirement obligations. The asset allocation mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to approximate the prevailing targets. The following table summarizes actual allocations as of March 28, 2009 and December 31, 2007:

		Plan Assets	
	Target Range	March 28, 2009	December 31, 2007
Asset Category			
Equity securities	55.0 - 75.0%	55.1%	62.9%
Fixed income	25.0 - 45.0	44.9	37.1
Total	100.0%	100.0%	100.0%

The investment policy emphasizes the following key objectives: (1) maintain the purchasing power of the current assets and all future contributions by producing positive real rates of return on plan assets; (2) maximize return within reasonable and prudent levels of risk in order to minimize contributions and (3) control costs of administering the plan and managing the investments.

No payments were required to be made in fiscal 2009 to meet the minimum funding requirements. However, Spartan Stores made a voluntary contribution of $3.3 million to move the plan closer to a fully funded status and reduce future pension expense. Spartan Stores is not required to make a contribution to its defined benefit pension plan in fiscal 2010 to meet minimum pension funding requirements; however, Spartan Stores will assess the prudence of making an additional voluntary contribution to the plan during the third quarter of fiscal 2010.

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years:

(In thousands)	Pension Benefits and SERP Benefits	Other Benefits
2010	$ 4,843	$ 327
2011	4,868	355
2012	5,289	388
2013	5,117	420
2014	5,892	438
2015 to 2019	32,209	2,630

NOTE 11: TAXES ON INCOME

The income tax provision for continuing operations is summarized as follows:

(In thousands)	March 28, 2009	March 29, 2008	March 31, 2007
Currently payable:			
Federal	$ 4,816	$ 3,080	$ 463
State	2,171	800	-
Total currently payable	6,987	3,880	463
Deferred:			
Federal	15,259	14,385	12,550
State	2,884	-	-
Total deferred	18,143	14,385	12,550
Total	$ 25,130	$ 18,265	$ 13,013

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2009	2008	2007
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	5.3	1.0	-
Tax credits	(0.1)	(0.2)	(0.3)
Other	0.3	0.2	0.3
Effective income tax rate	40.5%	36.0%	35.0%

During fiscal 2008, the Michigan legislature enacted a new business income tax effective January 1, 2008, which replaced the former Michigan Single Business Tax ("MSBT") that was in effect through December 31, 2007. The new income tax, or Michigan Business Tax, is reported in Income taxes in the accompanying consolidated statements of earnings, whereas the former MSBT was included in Selling, general and administrative expenses.

Deferred tax assets and liabilities resulting from temporary differences as of March 28, 2009 and March 29, 2008 are as follows:

(In thousands)	2009	2008
Deferred tax assets:		
Employee benefits	$ 16,077	$ 8,082
Accounts receivable	704	916
Alternative Minimum Tax credit	-	1,103
Asset impairment and closed store reserves	1,833	2,309
Deferred revenue	853	893
State taxes	416	790
All other	2,597	2,413
Total deferred tax assets	22,480	16,506
Deferred tax liabilities:		
Depreciation	22,049	14,176
Inventory	4,422	3,245
Goodwill	12,142	5,999
Convertible debt interest	4,036	1,599
All other	1,854	1,425
Total deferred tax liabilities	44,503	26,444
Net deferred tax liability	$ (22,023)	$ (9,938)

Spartan Stores adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) on April 1, 2007, the first day of fiscal year 2008. Spartan Stores recorded the cumulative effect of adopting FIN 48 by increasing shareholders' equity by $1.0 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	March 28, 2009	March 29, 2008
Balance at beginning of year	$ 618	$ 384
Gross increases – tax positions taken in prior years	7	365
Gross decreases – tax positions taken in prior years	(521)	(86)
Gross increases – tax positions taken in current year	725	-
Lapse of statute of limitations	(17)	(45)
Balance at end of year	$ 812	$ 618

Spartan Stores anticipates that $0.6 million of the unrecognized tax benefits will be settled prior to March 27, 2010. Spartan Stores recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. Accrued interest and penalties are not material. As of March 28, 2009, the balance of unrecognized tax benefits included tax positions of $0.2 million that would reduce Spartan Stores' effective income tax rate if recognized in future periods.

Spartan Stores files income tax returns with federal, state and local tax authorities within the United States. With few exceptions, we are no longer subject to U.S. federal or state examinations by tax authorities for fiscal years before 2004, and are no longer subject to local examination by tax authorities for fiscal years before 2003. In February 2005, the Internal Revenue Service (IRS) completed its examination of Spartan Stores' federal income tax returns for fiscal years 2001 through 2003. In October 2007, the IRS began its examination of the fiscal 2006 tax return.

Note 12: Stock-Based Compensation

Spartan Stores has two shareholder-approved stock incentive plans covering 3,200,000 shares of Spartan Stores' common stock: the Spartan Stores, Inc. 2001 Stock Incentive Plan (the "2001 Plan") and the Spartan Stores, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"). The plans provide for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, and other stock-based awards to directors, officers and other key associates. Shares issued, as a result of stock option exercises, will be funded with the issuance of new shares. Holders of restricted stock and stock awards are entitled to participate in cash dividends and dividend equivalents. As of March 28, 2009, 87,350 shares remained unissued under the 2001 Plan, and 544,468 shares remained unissued under the 2005 Plan.

Stock option awards are generally granted with an exercise price equal to the market value of Spartan Stores common stock at the date of grant, vest and become exercisable in 25 percent increments over a four-year service period and have a maximum contractual term of 10 years. Upon a "Change in Control", as defined by the Plan, all outstanding options vest immediately. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is determined based upon a combination of historical volatility of Spartan Stores common stock and the expected volatilities of guideline companies that are comparable to Spartan Stores in most significant respects to reflect management's best estimate of Spartan Stores' future volatility over the option term. Due to certain events that are considered unusual and/or infrequent in nature, and that resulted in significant business changes during the limited historical exercise period, management does not believe that Spartan Stores' historical exercise data will provide a reasonable basis upon which to estimate the expected term of stock options. Therefore, the expected term of stock options granted is determined using the "simplified" method as described in SEC Staff Accounting Bulletins that uses the following formula: ((vesting term + original contract term)/2). The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant, using U.S. constant maturities with remaining terms equal to the expected term. Expected dividend yield is based on historical dividend payments.

The following weighted average assumptions were used to estimate the fair value of stock options at the date of grant using the Black-Scholes option-pricing model:

	2009	2008	2007
Dividend yield	0.86 - 1.01%	0.70 - 0.89%	1.00 - 1.46%
Expected volatility	37.55 - 39.82%	32.84 - 34.51%	30.43 - 31.70%
Risk-free interest rate	2.25 - 3.28%	4.27 - 4.76%	4.58 - 5.11%
Expected life of option	6.25 years	6.25 years	6.25 years

The following table summarizes stock option activity for the three years ended March 28, 2009:

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value (In thousands)
Options outstanding at March 26, 2006	1,008,943	$ 8.01	6.41	$ 5,323
Granted	187,845	13.95		
Exercised	(547,269)	8.30		4,953
Cancelled	(40,122)	10.68		
Options outstanding at March 31, 2007	609,397	9.44	6.87	10,553
Granted	97,138	28.00		
Exercised	(117,620)	6.24		2,370
Cancelled	(8,283)	9.92		
Options outstanding at March 29, 2008	580,632	13.16	6.56	5,059
Granted	290,780	22.72		
Exercised	(157,554)	8.94		2,302
Cancelled	(7,491)	17.79		
Options outstanding at March 28, 2009	706,367	$ 17.99	7.20	$ 1,506
Options exercisable at March 31, 2007	265,832	$ 8.57	5.17	$ 4,833
Options exercisable at March 29, 2008	293,321	$ 8.85	4.94	$ 3,461
Options exercisable at March 28, 2009	244,111	$ 11.29	4.65	$ 1,329
Vested and expected to vest in the future at March 28, 2009	679,020	$ 17.80	7.12	$ 1,503

The weighted average grant-date fair value of stock options granted during fiscal years 2009, 2008 and 2007 was $8.90, $10.91 and $4.85, respectively. Cash received from option exercises was $1.4 million, $0.7 million and $3.2 million during fiscal years 2009, 2008 and 2007, respectively.

The following tables summarize information concerning options outstanding and options exercisable at March 28, 2009:

Options Outstanding

Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price
$ 2.29 – 13.00	161,974	4.33	$ 6.83
13.01 – 22.00	162,933	6.01	14.83
22.01 – 23.00	271,603	9.13	22.69
23.01 – 28.28	109,857	8.38	27.51
$ 2.29 – 28.28	706,367	7.20	$ 17.99

Options Exercisable

Exercise Prices	Options Exercisable	Weighted Average Exercise Price
$ 2.29 – 13.00	144,751	$ 6.27
13.01 – 22.00	75,194	15.55
22.01 – 23.00	750	22.31
23.01 – 28.28	23,416	28.28
$ 2.29 – 28.28	244,111	$ 11.29

Restricted shares awarded to employees vest ratably over a five-year service period. Awards granted to directors prior to May 10, 2006 vest 100 percent after three years and awards granted on or after May 10, 2006 vest in one-third increments over a three-year service period. Awards are subject to certain transfer restrictions and forfeiture prior to vesting. All shares fully vest upon a "Change in Control" as defined by the Plan. Compensation expense, representing the fair value of the stock at the measurement date of the award, is recognized over the vesting period.

The following table summarizes restricted stock activity for the three years ended March 28, 2009:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding and nonvested at March 26, 2006	436,998	$ 7.83
Granted	268,677	13.96
Vested	(117,790)	6.92
Forfeited	(41,181)	10.09
Outstanding and nonvested at March 31, 2007	546,704	10.86
Granted	170,011	27.98
Vested	(132,789)	10.02
Forfeited	(3,836)	14.91
Outstanding and nonvested at March 29, 2008	580,090	16.04
Granted	217,783	23.03
Vested	(177,062)	13.67
Forfeited	(30,118)	20.01
Outstanding and nonvested at March 28, 2009	590,693	$ 19.12

The total fair value of shares vested during fiscal years 2009, 2008 and 2007 was $2.4 million, $1.3 million and $0.8 million, respectively.

Share-based compensation expense recognized and included in "Selling, general and administrative expenses" in the Consolidated Statements of Earnings and related tax benefits were as follows:

(In thousands)	2009	2008	2007
Stock options	$ 1,841	$ 821	$ 493
Restricted stock	3,037	2,192	1,413
Tax benefits	(1,976)	(1,094)	(667)
	$ 2,902	$ 1,919	$ 1,239

As of March 28, 2009, total unrecognized compensation cost related to nonvested share-based awards granted under the stock incentive plans was $1.8 million for stock options and $8.3 million for restricted stock. The remaining compensation costs not yet recognized are expected to be recognized over a weighted average period of 2.6 years for stock options and 3.2 years for restricted stock.

Spartan Stores recognized tax deductions of $5.4 million, $5.2 million and $6.3 million related to the exercise of stock options and the vesting of restricted stock during fiscal years 2009, 2008 and 2007, respectively.

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, certain officers and key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 28, 2009, 157,638 shares remained unissued under the plan.

Notes to Consolidated Financial Statements

Note 13: Supplemental Cash Flow Information

Non-cash financing activities include the issuance of restricted stock to employees and directors of $5.0 million, $4.8 million and $3.8 million for fiscal years ended 2009, 2008 and 2007, respectively. Non-cash investing and financing activities include capital leases and notes payable of $0.3 million, $7.6 million and $0.8 million for fiscal years 2009, 2008 and 2007, respectively. Non-cash investing activities also include capital expenditures included in accounts payable of $3.8 million, $7.0 million and $1.2 million for fiscal years 2009, 2008 and 2007.

Note 14: Reporting Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), Spartan Stores' reporting segments are identified by products sold and customer profile and include the Distribution and Retail segments.

Spartan Stores' Distribution segment supplies independent retail customers and its own retail stores with dry grocery, produce, dairy, meat, delicatessen, bakery, beverages, frozen food, seafood, floral, general merchandise, pharmacy and health and beauty care items. Sales to independent retail customers and inter-segment sales are recorded based upon a "cost plus" model for grocery, frozen, dairy, pharmacy and health and beauty care items and a "variable mark-up" model for meat, deli, bakery, produce, seafood, floral and general merchandise products. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

The Retail segment operates supermarkets in Michigan that typically offer dry grocery, produce, frozen, dairy, meat, beverages, floral, seafood, health and beauty care, delicatessen and bakery goods. Approximately 66% of the stores offer pharmacy services and 19 fuel centers were in operation as of March 28, 2009.

Identifiable assets represent total assets directly associated with the reporting segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

Notes to Consolidated Financial Statements

The following tables set forth information about Spartan Stores by reporting segment:

(In thousands)	Distribution	Retail	Total
Year Ended March 28, 2009			
Net sales to external customers	$1,248,614	$1,328,124	$2,576,738
Inter-segment sales	635,307	-	635,307
Depreciation and amortization	8,102	20,031	28,133
Operating earnings	43,184	29,560	72,744
Capital expenditures	12,647	44,602	57,249
Year Ended March 29, 2008			
Net sales to external customers	$1,284,299	$1,192,523	$2,476,822
Inter-segment sales	608,886	-	608,886
Depreciation and amortization	7,642	16,139	23,781
Operating earnings	34,681	26,941	61,622
Capital expenditures	8,425	31,651	40,076
Year Ended March 31, 2007			
Net sales to external customers	$1,238,079	$ 968,191	$2,206,270
Inter-segment sales	528,210	-	528,210
Depreciation and amortization	7,837	12,609	20,446
Operating earnings	28,442	20,224	48,666
Capital expenditures	6,284	20,450	26,734

(In thousands)	2009	2008	2007
Total Assets at Year End			
Distribution	$ 234,071	$ 219,962	$ 192,176
Retail	484,029	364,664	263,588
Discontinued operations	5,832	25,511	31,735
Total	$ 723,932	$ 610,137	$ 487,499

Spartan Stores offers a wide variety of grocery products, general merchandise and health and beauty care, pharmacy, fuel and other items and services. The following table presents sales by type of similar product and services:

(Dollars in thousands)	2009		2008		2007	
Non-perishables[1]	$ 1,374,566	53%	$ 1,315,621	53%	$ 1,167,593	53%
Perishables[2]	904,999	35	857,278	35	777,715	35
Fuel	98,258	4	81,185	3	43,531	2
Pharmacy	198,915	8	222,738	9	217,431	10
Consolidated net sales	$ 2,576,738	100%	$ 2,476,822	100%	$ 2,206,270	100%

(1) Consists primarily of general merchandise, grocery, beverages, snacks and frozen foods.
(2) Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.

Notes to Consolidated Financial Statements

Note 15: Quarterly Financial Information (unaudited)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Common stock prices are the high and low sales prices for transactions reported on the NASDAQ Global Select Market for each period.

(In thousands, except per share data)	Fiscal 2009				
	Full year (52 weeks)	**4th Quarter (12 weeks)**	**3rd Quarter (16 weeks)**	**2nd Quarter (12 weeks)**	**1st Quarter (12 weeks)**
Net sales	$ 2,576,738	$ 581,254	$ 781,949	$ 626,830	$ 586,705
Gross margin	536,113	135,625	157,440	127,518	115,530
Earnings from continuing operations before income taxes	62,087	14,367	14,814	20,279	12,627
Earnings from continuing operations	36,957	8,663	8,682	12,035	7,577
Discontinued operations, net of taxes	1,838	230	229	(963)	2,342
Net earnings	38,795	8,893	8,911	11,072	9,919
Earnings from continuing operations per share:					
Basic	$ 1.71	$ 0.40	$ 0.40	$ 0.56	$ 0.35
Diluted	1.70	0.40	0.40	0.55	0.35
Net earnings per share:					
Basic	$ 1.80	$ 0.41	$ 0.41	$ 0.52	$ 0.46
Diluted	1.78	0.41	0.41	0.51	0.46
Dividends paid	$ 4,428	$ 1,111	$ 1,108	$ 1,104	$ 1,105
Common stock price – High	27.26	22.38	27.26	25.87	24.53
Common stock price – Low	12.25	12.25	20.40	22.04	18.24

(In thousands, except per share data)	Fiscal 2008				
	Full year (52 weeks)	**4th Quarter (12 weeks)**	**3rd Quarter (16 weeks)**	**2nd Quarter (12 weeks)**	**1st Quarter (12 weeks)**
Net sales	$ 2,476,822	$ 570,731	$ 787,835	$ 598,053	$ 520,203
Gross margin	494,968	119,444	153,839	122,415	99,270
Earnings from continuing operations before income taxes	50,776	12,676	11,630	16,943	9,527
Earnings from continuing operations	32,511	7,787	10,266	8,266	6,192
Discontinued operations, net of taxes	1,795	299	336	836	324
Net earnings	34,306	8,086	10,602	9,102	6,516
Earnings from continuing operations per share:					
Basic	$ 1.53	$ 0.37	$ 0.48	$ 0.39	$ 0.29
Diluted	1.50	0.36	0.47	0.38	0.29
Net earnings per share:					
Basic	$ 1.61	$ 0.38	$ 0.50	$ 0.43	$ 0.31
Diluted	1.58	0.37	0.49	0.42	0.30
Dividends paid	$ 4,371	$ 1,095	$ 1,095	$ 1,091	$ 1,090
Common stock price – High	34.09	23.09	24.56	34.09	32.51
Common stock price – Low	17.08	17.08	18.85	21.64	25.41

Management's Report On Internal Control Over Financial Reporting

The management of Spartan Stores, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Spartan Stores' internal controls were designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Spartan Stores; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Spartan Stores are being made only in accordance with authorizations of management and directors of Spartan Stores; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Spartan Stores' assets that could have a material effect on the financial statements.

Management of Spartan Stores conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal control. There are inherent limitations in the effectiveness of any system of internal control over financial reporting. Based on the evaluation, management has concluded that Spartan Stores' internal control over financial reporting was effective as of March 28, 2009. On December 29, 2008, we completed the acquisition of certain assets of VG's Food Center, Inc. and VG's Pharmacy, Inc. (the "acquired business"). The acquired business has been excluded from management's assessment of internal controls as of March 28, 2009 as it was acquired by Spartan Stores during the current fiscal year. The acquired business excluded from management's assessment represents 7.0% and 2.8% of total assets and total sales, respectively, as of and for the year ended March 28, 2009.

The registered public accounting firm that audited the consolidated financial statements included in this Annual Report has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of March 28, 2009 as stated in their report on page 64.

Dennis Eidson
Chief Executive Officer
June 5, 2009

David M. Staples
Executive Vice President and Chief Financial Officer
June 5, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Spartan Stores, Inc. and subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 28, 2009 and March 29, 2008, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 28, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 28, 2009 and March 29, 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 28, 2009, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 5, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spartan Stores, Inc. and subsidiaries
Grand Rapids, Michigan

We have audited the internal control over financial reporting of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 28, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On December 29, 2008, the Company completed the acquisition of certain assets of VG's Food Center, Inc. and VG's Pharmacy, Inc. (the "acquired business"). The acquired business has been excluded from management's assessment of internal controls as of March 28, 2009 as it was acquired by the Company during the current fiscal year. The acquired business excluded from management's assessment represents 7.0% and 2.8% of total assets and total sales, respectively, as of and for the year ended March 28, 2009.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2009, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 28, 2009 of the Company and our report dated June 5, 2009, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 5, 2009

Corporate Information

Transfer Agent
National City Bank
Shareholders Services Operations
P.O. Box 94980
Locator 01-5352
Cleveland, Ohio 44101-4980
216.257.8663

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street NW
Grand Rapids, Michigan 49504
616.336.7900

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503
616.752.2000

Investor Information

On May 11, 2009 there were approximately 516 shareholders of record of Spartan Stores, Inc. common stock. Spartan Stores, Inc. common stock is listed on the National Market System of the NASDAQ Global Select Market under the trading symbol "SPTN."

A copy of Spartan Stores, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 28, 2009, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Mailcode: GR761214
PO Box 8700
Grand Rapids, Michigan 49518-8700
616.878.8319
www.spartanstores.com

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100 - March 26, 2004



700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
03/26/2004
03/24/2005
03/24/2006
03/30/2007
03/28/2008
03/27/2009
Spartan Stores
Russel 2000 Total Return Index
NASDAQ Retail Trade Index

The graph to the left compares the cumulative total shareholder return on the Company's common stock to that of the Russell 2000 Total Return Index and the NASDAQ Retail Trade Index, over a period beginning on March 26, 2004 and ending on March 27, 2009.

Cumulative total shareholder return is measured by the sum of (1) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and (2) the difference between the share price at the end and the beginning of the measurement period, divided by the share price at the beginning of the measurement period.

The dollar values for total shareholder return plotted above are shown in the table below:

	March 26, 2004	March 24, 2005	March 24, 2006	March 30, 2007	March 28, 2008	March 27, 2009
Spartan Stores	$ 100.00	$ 230.72	$ 267.84	$ 576.44	$ 441.42	$ 332.69
Russel 2000Total Return Index	$ 100.00	$ 107.39	$ 131.58	$ 139.76	$ 119.25	$ 74.88
NASDAQ Retail Trade	$ 100.00	$ 120.88	$ 136.84	$ 140.66	$ 117.63	$ 89.29

Spartan

Spartan Stores, Annual Report 2009

850 76th Street SW | PO Box 8700 | Grand Rapids, Michigan 49518 | www.spartanstores.com